U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB/Amendment 1

                          Natural Solutions Corporation
         ---------------------------------------------------------------
(Name of Small Business Issuer in its charter)
             Nevada                                        88-0367024
  ----------------------------------------           ---------------------------
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                        Identification No.)

    1201 US Highway 1, Suite 205
    North Palm Beach, Florida                                 33408
-----------------------------------------            ---------------------------
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number: (561) 625-4232

Securities to be registered under Section 12(b) of the Act:

      Title of each class                         Name of each exchange on which
      to be so registered                          each class to be registered

                 None                                           None
------------------------------------              ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                Donald F. Mintmire, Esq.
                                Mintmire & Associates
                                265 Sunrise Avenue, Suite 204
                                Palm Beach, FL 33480
                                Tel: (561) 832-5696
                                Fax: (561) 659-5371

SUMMARY TABLE OF CONTENTS

PART I

    Item 1      Description of Business.

    Item 2      Management's Discussion and Analysis or Plan of Operation.

    Item 3      Description of Property.

    Item 4      Security Ownership of Certain Beneficial Owners and Management.

    Item 5      Directors, Executive Officers, Promoters and Control Persons.

    Item 6      Executive Compensation.

    Item 7      Certain Relationships and Related Transactions.

    Item 8      Description of Securities.


PART II

   Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

   Item 2       Legal Proceedings.

   Item 3       Changes In and Disagreements With Accountants.

   Item 4       Recent Sales of Unregistered Securities.

   Item 5       Indemnification of Directors and Officers.


PART F/S        Financial Statements.


PART III

   Item 1       Index to Exhibits.

   Item 2       Description of Exhibits.
PART I

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Item 1.  Description of Business

(a) Business Development

         Ice Ban America, Inc. ("IBA" or the "Company"), a Nevada corporation, was incorporated on August 14, 1996. On November 11, 1998, IBA changed its name to Natural Solutions Corporation ("NSC" or the "Company"). IBA was formed to market agricultural by-products for use as anti-icing and de-icing agents. The Company later expanded into providing dust control and road stabilization agents. On December 24, 1996, IBA's common stock first began trading on the NASD Over-the-Counter (OTC) Bulletin Board under the stock symbol "ICEB" (OTC
BB:ICEB). On December 7, 1998, IBA changed its name to Natural Solutions Corporation ("NSC" or the "Company"). NSC has retained "ICEB" as its stock symbol. Currently NSC has three wholly-owned subsidiaries, Ice Ban America, Inc., Roadbind America, Inc. and Ice Ban Holdings, Inc. NSC's current address is 1201 U.S. Highway 1, Suite 205, North Palm Beach, Florida 33408. The Company's Web-site address is http://www.naturalsolutionscorp.com. The Company's telephone number is (561) 625-4232 and the consumer information number is 1-888-ICEBAN-1.

         In the first two years of its operating history the Company spent its time and resources developing its product offerings and developing and executing its marketing and distribution strategies. Into its third year of operations the Company had already developed a distribution network, marketing and selling its products throughout the United States. NSC is currently a development stage company in its fourth fiscal year.

         On August 10, 1997, George Janke and the Company entered into an employment agreement the terms of which would be retroactive to January 1, 1997. The term and salary of the new agreement are that George Janke was to receive a salary of eighty-five thousand ($85,000) dollars per year for each year of his employment. The term of the agreement was to extend from January 1, 1997 for a minimum of five (5) years thereafter, and after the five year minimum, the term continues year by year unless canceled or terminated by either party. Termination by either party is subject to one hundred and eighty days notice. The agreement also called for George Janke to receive one hundred and fifty-thousand (150,000) shares of restricted common stock to be issued, per year, for five years (5) if certain performance goals are met. See Part I, Item
6. Executive Compensation, "1999 Stock Option Plan." Mr. Janke deferred all claims for option-based compensation or salary through December 31, 1998 under this agreement. The position of the Company is that George Janke waived his rights to future payment of any kind under this contract after his resignation as Chief Executive Officer on July 30, 1999. Mr. Janke contends the contract was simply a waiver for only one(1) year and that the Company remains obligated for the balance of the contract term. The issue remains unresolved.

         Prior to the August  31,  1996  execution  of the  licensing  agreement described below, on August 16, 1996, in consideration of obtaining such licensing agreement concerning intellectual property rights related to de-icing and anti-icing products, and payment of five thousand dollars ($5,000), the Company issued founders' shares to George Janke, in his capacity as trustee for certain family members, and to Warren D. Johnson, Jr. George Janke, as trustee, received five million eighthundred thousand (5,800,000) shares of common stock and Warren D. Johnson, Jr. received six million four-hundred thousand (6,400,000) shares of common stock. These shares were issued pursuant to the exemption from registration provided by ss.4(2) of the Securities Act of 1933, as amended (the "Act") and ss.517.061(11) of the Florida Code.

         On August 31, 1996, IBA entered into an exclusive licensing agreement with Ice Ban USA, Inc. ("IBUSA") to exploit certain patents, patents pending and trademarks assigned to IBUSA. IBUSA is a Company owned by ICE BAN(R)'s inventor George Janke and Warren D. Johnson, Jr. These patents govern the use of certain agricultural by-products as road de-icing and anti-icing agents. The product is currently marketed as ICE BAN(R). The territory granted under this license included all of the United States except for upstate New York (north of the 42nd parallel) and Erie, Pennsylvania. These territories were later added to the Company's rights through subsequent corporate acquisition of Ice Ban, Inc. ("IBNY"). These areas, termed "out-territories" in the licensing agreement, were the subject of a previously extended non-assignable license to IBNY, a New York corporation. On March 30, 1998, IBUSA and IBA entered into an addendum to their previous agreement. The terms of the addendum state that IBUSA shall transfer one hundred and twenty-five thousand ($125,000) dollars to IBA's account for it to use to pay for inventory and operations, at the sole discretion of IBA. IBA agreed to pay a one ($1.00) dollar per ton additional fee to IBUSA for all IBA products sold annually up to twenty-five thousand ($25,000) dollars per year for six years, which would include interest and principal. The principal amount of the loan as of 1999 is one hundred fifty-thousand ($150,000) dollars.

         Prior to the August 31, 1996 execution of the licensing agreement described below, on August 16, 1996, in consideration of obtaining such licensing agreement concerning intellectual property rights related to de-icing and anti-icing products, and payment of five thousand dollars ($5,000), the Company issued founder's shares to George Janke, as trustee, received five million eight-hundred thousand(5,800,000) shares of common stock and Warren D. Johnson, Jr. received six million four-hundred thousand (6,400,000) shares of common stock. These shares were issued pursuant to the exemptions from registration provided by ss. 4(2) of the Securities Act of 1933, as amended (the "Act") and ss. 517.061(11) of the Florida Code.

         IBA also acquired the exclusive license to market the trademarked TEMBIND(R) product upon the consummation of its acquisition of IBNY. TEMBIND(R) is a biodegradable, non-corrosive dust control and road stabilization product for use in the maintenance of unpaved roads. The Company now markets this product under the trademarked brands RB ULTRA(TM) PRODUCTS and ICE BAN(R) as the primary products offered by the Company.

         During the period from September 23, 1996 through November 1, 1996, the Company sold one million shares (1,000,000) of its common stock at ten cents ($0.10) per share, raising a total of $100,000. This offering was conducted pursuant to ss.3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. This offering was made in the State of New York and to nonresident foreign citizens. An offering memorandum was used in connection with the offering.

         Commencing December 30, 1996 and through February 1, 1997, the Company sold nine hundred thousand shares (900,000) of its common stock at one dollar ($1.00) per share, raising a total of $900,000. This offering was conducted pursuant to ss.3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. This offering was made in the State of New York and to nonresident foreign citizens. An offering memorandum was used in connection with the offering.

         IBA's first year of operation was very active. Efforts by the management team during such year were aimed to develop the Company into a successful business for its shareholders. During this first year of development operations, the corporate executives collected no salary and no founder received any up front fees or compensation for previous work done or expenditures made. The Company had acquired considerable inventory which was placed in storage at distribution centers ready for the winter season. Additionally during the first year of operations the Company began receiving very strong positive interest from federal, state, county and local highway officials about the Company's products.

         The corporate policy of the Company is to engage or encourage third party testing facilities to conduct testing and analysis of its products. In January 1997, the Company engaged the American Association of Civil Engineers Research Foundation (CERF) to conduct testing of ICE BAN(R), CERF then instructed Highway Innovative Technological Evaluation Center (HITEC) to evaluate the technical aspects and effectiveness of ICE BAN(R). The reports that were produced indicated successful field and laboratory test results. CERF has another evaluation council named the Environmental Technology Evaluation Center (EvTEC) which conducts environmental evaluations. The ICE BAN(R) product was selected by CERF to be the first full scale environmental evaluation that EvTEC conducted. The results of this evaluation are pending.

         On February 21, 1997, the Company entered into an agreement to sell common stock to Minnesota Corn Processors Company ("MCP") in exchange for supplies of the raw material by- product which MCP produces and which the Company uses to produce ICE BAN(R). This arrangement provided the Company with nearly fifty percent (50%) of the Company's product supply. In accord with this agreement, on February 21, 1997, the Company committed one million one-hundred seventy thousand (1,170,000) shares of common stock to MCP for the exchange of raw material for the ICE BAN(R) product. The amount of raw material to be supplied by MCP is derived from a formula based on the market value of the product and the price of stock of the Company at the time of shipment based upon a formula agreed to between the Company and MCP. The contract provides: (1) MCP agreed to conduct laboratory and field testing of ICE BAN(R) and TEMBIND(R), (2) MCP agreed to use its resources to promote further development of ICE BAN(R) and TEMBIND(R), (3) MCP agreed to provide tankage and distribution as well as sales and service in its market, (4) MCP agreed to confidentiality and non-compete provisions, (5) the Company granted MCP an option to purchase an additional 1,170,000 shares on the same terms as previously agreed to, and (6) IBA granted MCP pre-emptive rights to maintain a 15% stake in the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 of Regulation D ("Rule 506"), promulgated thereunder, and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On May 1, 1997, IBA and Jeffrey Johnson entered into an employment agreement. Jeffrey Johnson was to receive a salary of thirty-six thousand ($36,000) dollars per year for each year of his employment with IBA. Jeffrey Johnson was to be Senior Vice President and Chief Operating Officer for a minimum term of three years, subject to the discretion of the IBA Board of Directors. For each of the three-year term of the agreement, Johnson was to receive one hundred thousand (100,000) shares of stock per year on the yearly anniversary of his employment with the Company, provided that Johnson fully performed under the terms of the contract. The total maximum number of shares due under this provision was three hundred thousand (300,000) shares. The contract was to continue after the three-year minimum time period until canceled or terminated by either party subject to one hundred and eighty (180) days notice. This employment agreement is currently the subject of litigation. See
Part II, Item 2. Legal Proceedings, Jeffrey Johnson vs. Natural Solutions.

         On July 29, 1997, in an exchange of stock, the Company acquired IBNY, the only licensee with territorial rights to ICE BAN(R) in the U.S. (i.e. upstate New York and Erie, Pennsylvania) which was not included in the original license to the Company. This acquisition provided the Company with a fully operational and cash generating company to enhance its business. The acquisition, moreover, provided additional personnel experienced in the Company's line of business. IBA issued 1.3 million shares of its common stock to acquire 100% of the common stock of IBNY. In the same transaction, an additional one hundred thousand (100,000) shares of the Company was issued to IBUSA, in exchange for the waiver of its non-assignability provision in its licensing agreement. Mr. Janke is the inventor of the patents that cover the ICE BAN(R) products. As a result of this acquisition of IBNY, the Company's license now extends to the entire United States. In acquiring IBNY, the Company also acquired the national distribution rights from IBUSA to the TEMBIND(R) product, a wood by-product. The Company would later re-brand the product as RB ULTRA(TM) Products.

         IBNY owned the exclusive license to market the ICE BAN(R) products in upstate New York and Erie County, Pennsylvania, and also the exclusive license to market and distribute TEMBIND(R) in the United States. As part of the transaction, IBNY was obligated to assign the above rights to IBUSA (from whence they came) with the further agreement that IBUSA would assign the rights to the Company or its designee, which it did, in consideration for one hundred thousand (100,000) shares of the Company's common stock. As part of this transaction, the above mentioned 100,000 shares of the Company's common stock were issued to IBUSA in consideration for the waiver of its non-assignability provision in its licensing agreement with IBNY in regard to the license of ICE BAN(R) products in upstate New York and Erie County, Pennsylvania. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On August 10, 1997, IBA and George Janke entered into an employment agreement with the Company. The agreement stated that George Janke was to be Chief Executive Officer for a minimum term of five (5) years, from January 1, 1997 thru December 31, 2001. George Janke was to receive eighty-five thousand dollars ($85,000) per year for each year of his employment with IBA, subject to cost of living adjustments. Mr. Janke was also given the right to receive his compensation in the form of IBA stock based on the amount of salary due and the price that the IBA stock is listed as sold at the close of business on the last trading day each year. Such compensation would be in lieu of cash, and Mr. Janke would have the right to receive such non-cash compensation at his sole discretion. The agreement provided for a "shares of stock bonus." This bonus consists of up to one hundred and fifty-thousand (150,000) shares of restricted shares of common stock to be issued, per year, for five (5) years if certain performance goals are met. The agreement and Mr. Janke's employment with the Company, can be terminated after the five(5) year base term, however, each party is required to provide one hundred and eighty(180) days notice in writing of said termination or resignation. The position of the Company is that George Janke deferred or waived his rights to future payment of any kind under this contract after his resignation as Chief Executive Officer on July 30, 1999. Mr. Janke contends the contract was simply a waiver for only one(1) year and that the Company remains obligated for the balance of the contract term. The issue remains unresolved.

         On August 22, 1997, the Company issued to David Wright a total of 5,000 shares of its common stock, Ann M. Owen a total of 2,000 shares, Continental Capital & Equity Corp. a total of 55,000 shares, and Cullen M. Ryan a total of 10,000 shares, all in payment of professional fees. The Company relied upon the exemption to registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code. On the same date, the Company issued Castlebar Industries Corp. Profit Sharing Plan a total of 10,000 shares in payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.49:3-50(b)(9) of the New Jersey Code. Robert E. Freer was also issued 40,000 shares in payment of professional fees as well. The Company relied upon the exemption from registration provided by ss.4(2) and ss.11- 602 (15), ss.11-501 and Rule 9 of the Maryland Code.

         On October 17, 1997, the Company formed Tembind America, Inc. as a wholly owned subsidiary to market the TEMBIND(R) product in the United States. On November 3, 1998, the Company changed the name of this subsidiary to Roadbind America, Inc. ("RBA"). The Company at this time also discontinued use of the TEMBIND(R) brand name and decided it would market this dust control and road stabilization product under brand names more related to its product distinctions. The Company now uses the brand names RB ULTRA(TM) Products.

         On or about November 7, 1997, Dr. Marion G. (Pat) Robertson ("Pat Robertson") entered into an agreement with the Company which allowed him to acquire up to one million shares of restricted common stock over the next two years. On November 7, 1997, Dr. Robertson was issued a total of 150,000 shares at the purchase price of $7.50 per share, as well as warrants to purchase an additional 1,000,000 shares of common stock were issued by and in consideration for an aggregate price of $1,125,000 if all warrants are exercised. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

         On December 12, 1997, the Company formed Ice Ban Holdings, Inc. ("IBH") as a wholly owned subsidiary, the purpose of which was to be a holding company for certain assets and interests.

         On December 19, 1997, the Company issued 4,651 shares of its common stock to MCP as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd.
2)(h) of the Minnesota Code.

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        On February 20, 1998,  the  Company  issued 25,391 shares of its common stock to MCP as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd.
2)(h) of the Minnesota Code.

         On March 4, 1998, the Company issued 10,000 shares of its common stock to Robert E. Freer as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

         During April 1998, William Dannhausen owner and publisher of Better Roads, the premier road and transportation trade magazine, agreed to join the Company's Board of Directors in April , of 1998. In addition, Robert E. Freer,
Esq.: Officer & Director of Baise, Miller & Freer, PC, Dr. J. Nelson Happy: Dean of Regent University Law School, Richard Jurgenson: Retired President & CEO of Minnesota Corn Processors, Stanley L. Sitton: Vice President of Marketing of
Minnesota Corn Processors and J. Carter Beese, Managing Partner of B.T. Alex Brown were appointed to the Company's Board of Directors. The Company believes the broad experience and perspective of the above board members will assist management in making the Company's development successful.

         On April 23, 1998, the Company issued 35,000 shares of its common stock to the law firm of Baise, Miller & Freer P.C. of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On or about, May 26, 1998, Hon. J. Carter Beese Jr., managing director of the Global Banking Group at BT Alex Brown and former Commissioner of the U.S. Securities & Exchange Commission, agreed to serve on the Company's Board of Directors.

         On June 9, 1998, the 1998 Transportation Efficiency Act for the 21st Century (TEA 21) legislation was signed by President Clinton. TEA 21 includes provisions that would permit state users of ICE BAN(R) products to substantially recoup user costs for de-icing bridges, elevated roadways and approaches thereto that are part of the national highway system. The Company's products and its compositions qualify for the federal subsidy because of their environmentally friendly and corrosion inhibiting characteristics. At about this time, Company test results indicated that ICE BAN(R) products even when blended with chloride salt brines have a corrosion index less than distilled water even when blended with chloride salt brines.

         On June 12, 1998, the Company issued 10,000 shares of its common stock to Floyd Chapman and 10,000 shares of its common stock to NSC Secretary to the Board of Directors, Ann M. Owen. Both issues were in payment for professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On June 16, 1998, the Company issued 914 shares of its common stock to MCP in payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd.
2)(h) of the Minnesota Code.

         On June 16, 1998, the Company entered into a Business Loan Agreement with First United Bank of Lake Park, Florida. Several documents related to such loan were executed by the Company.

Ice Ban America, Inc. provided a company certificate of deposit as a guarantee in conjunction with this loan. The principal amount of the loan was thirty-five thousand dollars ($35,000) with a maturity date of June 16, 1999. The Company has repaid in full this Business Loan Agreement.

         On July 7, 1998, the Company formed a separate corporation named Natural Solutions Corporation with the purpose of changing the name of the Company from Ice Ban America, Inc. to Natural Solutions Corporation. The newly formed corporation's name was changed to Ice Ban America, Inc. on December 7, 1998 and on that date the Company changed its name to Natural Solutions Corporation (NSC). As a result of these events, NSC has a wholly owned subsidiary named Ice Ban America, Inc. (IBA).

         On July 8, 1998, the Company executed an "Operating Agreement of Sears Environmental Applications Company, L.L.C." (SEACO) with Sears Petroleum & Transport, Corp. and IMUS, Inc. Each of the three parties owned a one-third interest (33 1/3%) in SEACO. SEACO Articles of Organization were filed with the Office of the New York Secretary of State on July 6, 1998. The purpose of SEACO was to engage in the sale and distribution of ICE BAN(R), TEMBIND(R), and other related products.

         On July 17, 1998, the Company issued 20,000 shares of its common stock to Richard Stanton as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

         On August 13, 1998, the Company issued 10,000 shares of its common stock to Leo Palmer as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On September 15, 1998, the Company issued 784 shares of its common stock to MCP as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd.
2)(h) of the Minnesota Code.

         On September 29, 1998, the Company announced that Mr. Leo C. Palmer joined the Company's management team as Chief Financial Officer (CFO).

         On October 8, 1998, the Company issued 19,674 shares of its common stock to the law firm of Baise, Miller & Freer PC of Washington, D.C. in payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On November 10, 1998, ICE BAN(R) and its inventor, George Janke, were awarded the prestigious Charles W. Pankow Innovative Applications Award for 1998 from the Civil Engineering Research Foundation (CERF). The award is presented each year after consideration and evaluation of various technological innovations. CERF selected ICE BAN(R) product and technology as the winner of the Innovative Applications Award, the ICE BAN(R) product and technology from more than 200 applications submitted. The Company believes that this award was a significant international honor and confirmed the Company's policy of independent-based testing of its products and its belief in the product's capabilities of ICE BAN(R).

         On November 12, 1998, the Company at its annual meeting formally approved the change of the Company's name from IBA to Natural Solutions
Corporation. The new name was adopted to better describe the Company's commitment to developing and marketing environmentally friendly products. The Company believes the new name is more suggestive of the year round nature of the Company's operations.

         On January 11, 1999, the Company issued 200 shares of its common stock to Andrew Deggeller as an award for winning a science competition at the 1998 Indiana Regional Science Fare using the ICE BAN(R) product . The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On January 21, 1999, the Company issued 9,465 shares of its common stock to Minnesota Corn Processors (MCP) as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On February 10, 1999, the Company issued 22,687 shares of its common stock to the law firm of Baise, Miller & Freer P.C. of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On March 25, 1999, the Company issued 24,761 shares of its common stock to MCP as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 of the Minnesota Code. Also, on March 25, 1999, the Company issued 3,056 shares of its common stock to Nick D. Hansen for as payment for professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On April 16, 1999, the Company issued 17,957 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On or about April 16, 1999, NSC filed litigation and also became a defendant in a case related to the ownership rights of a de-icing patent covering the use of stillage. The Defendants in this case counter-sued NSC. This claim against NSC does not threaten the other de-icing patents or patents pending. The suit was filed in Florida Circuit Court, Palm Beach County, as Case No. CL 99-3344-AD titled Ice Ban USA, Inc. and Natural Solutions Corp., as Licensee, vs. Sears Oil Co., Inc., Howard Sears et al. In response to NSC's legal action, the adverse claimant filed an action against NSC's subsidiary, Ice Ban America, Inc., in Oneida County Superior Court, Utica, N.Y., Case No. 9900200 titled Sears Petroleum & Transport Corp. et al vs. Ice Ban America et al. See Part II., Item 2. "Legal Proceedings."

         On or about, May 5, 1999, Richard Jurgenson was elected Chairman of the Company's Board of Directors. Mr. Jurgenson first joined the Company's board in April 1998 and had earlier served as President of MCP as well as one of its founders.

         In August of 1999, George Janke, founder of the Company resigned as President and Chief Executive Officer. Richard Jurgenson was selected to replace Mr. Janke. Mr. Janke was then appointed Chief Development Officer and assigned the responsibilities to work on further development of new products and on expanding the use of existing products.

         In August of 1999, NSC filed a claim against Jeffrey Johnson, a former officer of the Company, members of the Warren Johnson, Jr. family and others charging fraud, conversion of funds, civil theft, embezzlement, tortuous interference and racketeering under the RICO statute. The Company requested the Johnson family's federal bankruptcy trustee to rescind the issuance of approximately five million shares of the Company's stock issued to members of the Johnson family and which has now been frozen by the Bankruptcy Trustee. Kapila Trustee vs. Warren Douglas, Jr. et al. (U.S. Bankruptcy Court, Southern District of Florida Case No. 92-33339 BKC SHF Chapter 7). The lawsuits that were filed by the Johnsons and others alleged that the Company does not have a legitimate ownership in one of the patents it claims and for that reason investors and others were misled. This patent relates to the "Toth" patent. See
Part I., Item 1. Description of Business. -(b) Business of Issuer, (4) "Competitive business conditions and issuer's competitive position in the industry and methods of competition."

         On August 11, 1999, Dr. Pat Robertson invested an additional seven hundred fifty-thousand dollars ($750,000) in the Company. In consideration for this additional investment, Pat Robertson received stock warrants allowing for the purchase of 1,000,000 shares of restricted common stock at $.75 per share. NSC and Dr. Robertson executed a convertible debenture whereby the Company is to pay Dr. Robertson on August 11, 2001 the principal sum of seven hundred and fifty-thousand dollars ($750,000), at ten percent (10%) interest per annum which interest may be converted at the Company's election to pay in cash or shares of its common stock, each share to be valued at seventy-five cents per share ($0.75/share). On August 11, 2001 upon the execution of an "Election to Convert", at Dr. Robertson's option, the debenture may be converted to shares of stock on the outstanding principal and interest due at seventy-five cents per share ($0.75/share) or the Company will repay the debenture back in cash. In the event that NSC is unable to repay back the debenture at the end of two years and Pat Robertson does not wish to convert said debenture into shares of NSC's stock, a third-party, namely George Janke, who is also a related party of the Company, acting as Trustee for the Janke Family Trust, has secured this debenture with artwork as collateral. The Warrants associated with the debenture were executed on August 10, 1999. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

         On September 28, 1999, Roadbind America, Inc., announced the completion of the "Pikes Peak Road Dust Research Project" which was conducted by Dr. Tom Sanders of Colorado State University. The purpose of the project was to determine the ability of RB ULTRA (TM) Products to reduce the amount of dust and aggregate loss thereby extending the useful life of a dirt road. Analysis of the data showed that the road section treated with RB ULTRA(TM) Products performed significantly better than the untreated section, retaining 270% more road fines than the control sections.

         On October 29, 1999, the Company entered into a Stock Purchase Agreement with Dr. Pat Robertson wherein he invested an additional one million dollars ($1,000,000) in the Company in exchange for 4,000,000 shares of restricted common stock, $0.001 par value per share. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. Upon the closing of the above Stock Purchase Agreement Mr. Robertson was appointed as Chairman of the Board of Directors of the Company.

         In November 1999, the Company regretfully accepted the resignation of William Dannhausen owner and publisher of Better Roads, the premier road and transportation trade magazine, from the Company's Board of Directors.

         In November 1999, upon the voluntary resignation of Richard Jurgenson as President of the Company, the Board of Directors appointed Jim Foshee as the Company's new President. The Company believes Mr. Foshee's previous experience as controller of the AMF Companies and as the former President of North American Marketing, Inc. provides strong financial and marketing experience which will contribute greatly towards the establishment of a fundamentally sound financial and marketing plan which will strategically position the Company into the future.

(b) Business of Issuer

Overview

         Natural Solutions Corporation is a distributor of patented environmentally friendly corrosion inhibitor products for de-icing and anti-icing under the ICE BAN(R) brand and the environmentally friendly road stabilization and dust control products currently marketed under the RB ULTRA(TM) Products brands.

(1)  Principal Products and Markets

         The Company entered into an exclusive licensing agreement with IBUSA to exploit certain patents, patents pending and trademarks. The patents cover the use of agricultural by-products as road de-icing and anti-icing products. The products are marketed under the trademark ICE BAN(R). The Company also acquired through acquisition of IBNY exclusive rights to the product TEMBIND(R) which the Company brands RB ULTRA(TM) Products.

ICE BAN(R)

         ICE BAN(R) is produced from the concentrated liquid residue of grain processing and from the processing of other agricultural products. These products are the result of natural processes, and are used in various applications for the de-icing and anti-icing of roadways and other surfaces.

         ICE BAN(R) products are designed to satisfy demand for a superior de-icing and anti-icing agent that is at the same time an environmentally safe product. ICE BAN(R) is environmentally friendly. ICE BAN(R) is biodegradable, non-toxic, and does not accumulate in the environment. It has no known adverse effects on vegetation or fresh water organisms. Using ICE BAN(R) in place of chloride-based agents reduces the level of damaging chlorides in the environment. Chloride salts, producing corrosion and other harmful effects to the environment, are ICE BAN(R)'s primary competition. ICE BAN(R) products are intended as (1) an alternative to chloride-based substitutes or (2) to be mixed with chloride to reduce their harmful corrosive effects. Both of these uses provide the Company with a unique and valuable product in the approximately one billion dollar ($1,000,000,000) annual market in roadway de-icing and anti-icing.

         Chloride-based products, ICE BAN(R)'s primary competition imposes significant external costs and damage the environment. This has been articulated in an important article on the subject:

     "The use of (chloride) salt for the use of de-icing roads results in costs estimated at more than $800 ($932 in 1997 dollars) per ton (per year) including the costs of repair and maintenance of roads and bridges, vehicle corrosion costs, the loss of aesthetic value through roadside tree damage, etc. Additionally there are...health costs related to sodium levels in drinking water." Vitaliano, Donald F., "Economic Assessment of the Social Costs of Highway Salting and the Efficiency of Substituting a New De- Icing Material", Journal of Policy Analysis & Management, Vol. 11, No. 3, pp. 397- 418.

         Dr. Donald F. Vitaliono's, a professor of economics at the Rensselaer Polytechnic Institute, study further estimates that annual salt damage to roadway infrastructure and vehicles to be approximately twenty billion dollars ($20,000,000,000) annually. NSC's ICE BAN(R) products seek to attain a marketing advantage by being more effective and safer than chloride salts.

         In laboratory tests, ICE BAN(R) has been shown to be effective in melting snow and ice faster and at lower temperatures than sodium chloride (commonly known as "salt"). ICE BAN(R) products are biologically and environmentally friendly, are minimally corrosive, and have no significant known adverse effects on roads, other infrastructure, or vehicles. ICE BAN(R) is water-soluble, easy to handle and apply, and can be used with various admixtures. They are economical and tests indicate that when used in a mixture with various chloride salts ICE BAN(R) significantly lower salt's corrosive effect.

         ICE BAN(R) provides the first economical and readily available replacement for chloride salt de-icers. Testing indicates that the use of ICE BAN(R) products result in both substantial short-term dollar savings from reduced direct de-icing budgetary costs and, in the long-term savings in reduced damage to roadways, infrastructure, vehicles and the environment. ICE BAN(R) products also have potential special use applications such as on airport runways where salt is not suitable or approved for salt. The use of ICE BAN(R) by such specialized users could save such users substantial amounts of money and enable these users to de-ice where previously the salt corrosiveness was unacceptable and other alternative de-icers were toxic or cost-prohibitive.

         ICE BAN(R) is both technically and economically effective and efficient. Field and laboratory applications of ICE BAN(R) mixtures have demonstrated superior penetration on existing ice and snow-packs than conventional applications. Applications of ICE BAN(R) at the rate of 40-gallons/lane mile removed snow-pack directly at temperatures well below the effective range of salt application. ICE BAN(R) mixtures penetrate the snow-pack vertically to the underlying road surface, then spreads out on the road and breaks the bond between the snow-pack and the road surface. ICE BAN(R) works on the road surface and not on the top of the snow-pack. Unlike salts and brines, it is resistant to dilution and remains effective for much greater periods of time. Thus, using ICE BAN(R) requires fewer applications, man hours, and truck miles. Using ICE BAN(R) reduces truck fuel and maintenance costs, and use of ICE BAN(R) results in fewer problems with spreader vehicles and methods.

         ICE BAN(R) users have reported that ICE BAN(R) products have a residual re-activation effect after the initial application and melting process. The re-activation effect is that even long after application, the product continues to act as an anti-icing agent and prevents new snow and ice from adhering to the road surface.

         Re-activation results in further cost savings for ICE BAN(R) users compared to traditional de- icing methods. For example, if ICE BAN(R) is applied prior to storms, it prevents or otherwise impedes snow and ice from bonding to the road surface. This property further lowers maintenance costs by reducing the number of applications that are needed; and in turn further reduces materials requirements (whether salts or agricultural by-products).

         In addition, ICE BAN(R) reduces winter-time PM-10 (dust) levels by eliminating or reducing the need for sand or other grit. ICE BAN(R) is especially ideal for treating black ice and clear weather frost on road and bridge surfaces.

         Prior to the Company's formation, field and laboratory testing began in northwestern New York in 1994. After testing, limited commercial use began in January 1995. Sales and testing continued on a limited basis during the winter season of 1995-1996 by the licensee for the product in upstate New York. During this period the licensee obtained a Beneficial Use Determination for commercial use in the State of New York. This approval required the monitoring of streams in the use areas for runoff concentrations and environmental impacts. The impacts were negligible or non- detectable. Commercial use was significantly expanded in the New York State licensee area in the winter of 1996-1997.

         ICE BAN(R) products have been subjected to unrestricted independent testing. Testing results have been positive. Testing and evaluations have been conducted by the Civil Engineering Research Foundation (CERF) through its affiliates HITEC and EvTEC. The National Aeronautics and Space Administration("NASA") has also participated in conducting tests on the effectiveness of ICE BAN(R) in association with HITEC. HITEC is the Highway Innovative Technology Evaluation Center, which conducted technical and field effectiveness evaluations. EvTEC is the Environmental Technology Evaluation Center. It conducted environmental testing. Toxicon, Inc. has conducted testing for algae growth stimulation. Scientific Materials International, Inc. is a certified FAA testing laboratory, and has conducted tests related to FAA airport standards. The Washington State Department of Transportation (WSDOT) has conducted tests concerning ICE BAN(R)'s ice melting capacity and corrosion inhibiting characteristics. The Nebraska Department of Transportation conducted roadway traction tests. Materials Engineering and Technical Support Services, Ltd. (METSS) conducted tests related to ice melting capacity and corrosion inhibiting characteristics. The New York Department of Environmental Conservancy
(DEC) conducted evaluations related to melt runoff on vegetation and streams. The Company believes in an open policy with regard to testing and evaluation of its products, and the testing and evaluation reports have backed up management's support of ICE BAN(R).

         Testing and roadway use has confirmed that ICE BAN(R) is effective for anti-icing and de- icing. It is highly soluble in water, and it has a high concentration of solids in solution resulting in a very low freezing-melting temperature. These attributes make the product is such an effective de- icing agent.


RB ULTRA(TM) PRODUCTS (formerly marketed as TEMBIND(R))


         RB ULTRA(TM) is an environmentally friendly liquid prodcts used for unpaved road stabilization and dust control. The Company's product, formerly known as TEMBIND(R), is now known as, and marketed under, the trademark RB ULTRA(TM) PRODUCTS(collectively hereinafter also referred to as "Roadbind products "). TEMBIND(R) provided the Company with a summer season business to balance the Company's winter season snow and icing control business. This gives the Company the potential capability to stabilize earnings and provide a revenue base over the entire fiscal year. The Company is thereby attempting to manage its product portfolio to reduce any seasonal cycles which subject revenues and potential earnings to variables in weather and climate conditions. The Company believes that the potential of these Roadbind products in the marketplace is exceptional in that the United States has approximately four million (4,000,000) miles of roads of which nearly one million two-hundred thousand (1,200,000) are unpaved (or thirty percent). The Company believes that its products are superior road binders and dust control agents.


          Roadbind products are biodegradable, environmentally friendly, non-toxic, non-corrosive dust control and road stabilization products for use in the maintenance of unpaved roads. The product is made of lignin and lignosulfonates, or tree glue, which is a co-product of the papermaking process. Roadbind product increases the load-bearing strength of roads and soils, and also allows for immediate use of the road after application and prevents washouts while increasing traction.

         Roadbind products use lignin which is a natural binder found in plants and trees. It provides strength and rigidity. Approximately one-quarter of dry wood is lignin. It is the second most prominent component of the wood part of a tree (cellulose is the first). Lignosulfonates have been used as a treatment for unpaved roads since the 1920's and have been effective; Roadbind products are designed to maximize and augment these lignosulfonate properties. Using lignin as the main ingredient Roadbind America, Inc. (RBA) has blended it with other environmentally safe proprietary agricultural additives. This blended product is then marketed under the RB ULTRA(TM) Products brand name.

         Roadbind products, when properly mixed and applied, are more resilient, durable, long lasting and a more effective dust control agent than other products on the market. Roadbind products increase load-bearing ratios approximately two to three times. The products are water soluble and are easily rinsed from equipment and clothing easily. However, it takes heavy and prolonged rains and traffic to substantially affect the Roadbind treated surfaces.

         RBA's products coat dirt roads with an adhesive-like film that binds particles together for a stronger road surface. Water uptake by the roadbed surface is also greatly reduced and the treated roadbed is less likely therefore to be washed away by rain. Roadbind products can be used on all types of unpaved roads including shell, coquina, limestone, clay, sand, marl, and gravel. Roadbind products have been used successfully on roadways, airstrips, helicopter pads, campgrounds, parks, racetracks, parking areas, nature trails, and even for embankment stabilization. RBA's products are a safe and economic alternative for road stabilization and dust control.

(2)  Distribution Methods

         The Company's products, both its ICE BAN(R) products and its Roadbind products, are sold by NSC principally in the United States. Sales are made primarily through exclusive distributors and agents as well as the Company's sales force.

         NSC's ICE BAN(R) distributors service the transportation departments of government municipalities and other potential users with the Company providing marketing material, contracts, references, referrals, demonstrations, logistical backup, technical data and assistance, trade show presence and other support as may be needed from time to time. At the distributor level, NSC provides marketing and advertising support both on a territorial and national basis, including, trade and municipal publications, trade shows, direct mail, news media, infomercial, and proposal presentations.

         The Company originally used ship as well as rail to transport its product to certain holding tank facilities. ICE BAN(R) is primarily stored in holding tanks in New York and New Jersey; this is for the most part at the Company's expense. The independent distributors also use holding tank facilities for their needs, at their expense.

         The Company has determined that a limited number of holding tanks strategically located throughout the U.S., plus rail cars transported to large work sites directly from its suppliers will satisfy its supply needs. The Company has had strategic alliances with MCP, Tembec, Inc., and other suppliers of the raw materials. Through these alliances, the Company has reduced the future need for its own extensive storage facilities. The ultimate plan is to drop ship 85 to 90% of both products to strategic holding tanks throughout the country, as well as holding tanks owned or leased by its distributors, as well as to drop shipments directly from the suppliers to large customer job sites and storage facilities. This strategy is a variation of Just-in-Time Inventory procedures used in many large industries and the Company believes that this strategy will result in cost-savings and added flexibility in its marketing and logistical efforts. Strategic holding tanks along with rapid supplier response and strategic rail car locations, will potentially keep the Company's inventory holding costs to a minimum.

         The Company's road stabilization products are primarily sold directly to customers, of which municipalities constitute the largest customer segment. The Company occasionally sells through authorized Company distributors and other non-affiliated distributors. The Company's road stabilization products are currently stored in the State of Florida.

Distribution and Transportation Agreements

         On March 5, 1997, an agreement was executed between Sears Oil Co., Inc. and IBNY, which calls for Sears to provide storage and thru-put services in Rome, NY. Such service would include receiving product by rail or truck, in-tank storage of product, inventory control and reporting, provision of truck loading facilities, equipment maintenance and provision of normal supplies. This agreement also calls for minimum quantities of thru-put services to be provided by IBNY. This contract is binding on any successors of such corporations.

         On May 31, 1997, IBNY entered into a contract with Sweetners Plus, Inc. relating to the unloading, storage, reloading and delivery of ICE BAN(R) products at Sweetners' Lakeville, New York and Wayland, New York facilities. This contract is binding on any successors of such corporations. The effective date of the contract with Sweetners Plus is from June 1, 1997 to May 31, 2002, with an automatic update from year to year after such five year effective date.

         In July 1997, the Company acquired, pursuant to its acquisition of ICE BAN, INC., the contract with SRI, Inc.,and Petro-chem Div. concerning lignin storage in Jacksonville, Fla. The proposed contract called for a three-year term whereby SRI would provide various transport and loading services and storage.

         On June 4, 1998, a "Lease" was entered into between 1194 Corporation, of North Palm Beach, Florida, and Tembind America, Inc. for a three-year lease, from July 1, 1998 to June 30, 2001, of property to be used for the sale and storage of materials.

         On June 8, 1998, a "Commercial Contract & Lease" was entered into between Ted Gaczynski, President of R. Conley, Inc. and Jeffrey Johnson, Vice President of IBNY. IBNY agreed to lease from R. Conley, Inc. premises situated in Erie, New York. This contract was for the use and occupation of premises for storage (tank) and handling of product commenced on July 1, 1998 and terminated on July 1, 1999.

         On August 25, 1998, an agreement was entered into among Sears Petroleum & Transport Corp., Sears Oil Co., Inc. ("Sears"), IBA and Sears Environmental Applications Company, LLC ("SEACO") . The agreement provided for Sears to have the right to purchase up to one and one-half million gallons (1,500,000) of ICE BAN(R), subject to certain provisions relating to resales to SEACO. This agreement has recently expired.

         On August 14, 1999, a "Terminal & Transloading Agreement" was entered into between Roadbind America, Inc. and Na-Churs Plant Food Company d/b/a Na-Churs/Alpine Solutions of Corydon, Indiana ("Na-Churs"). The agreement calls for Na-Churs to receive, store and transload out ROADBIND ULTRA(TM) PRODUCTS, ICE BAN(R) and Magnesium Chloride Solution. The materials will be delivered FOB to Na-Churs facility in Roadbind designated trucks or tank cars and all the inventoried materials will be owned by Roadbind. Na-Churs will store the materials in storage tanks having a capacity of 110,000 gallons. Roadbind guarantees a minimum of two hundred thousand (200,000) gallons per calendar year to be placed through the Na-Churs facility.

         On October 14, 1999, a "Terminal & Transloading Agreement" was entered into between Roadbind America, Inc. and Steuben County Co-op, Angola, Indiana ("Steuben"). The agreement calls for Steuben to receive, store and transload out ROADBIND ULTRA(TM) PRODUCTS, ICE BAN(R) and Magnesium Chloride Solution. The materials will be delivered FOB to Steuben facility in Roadbind designated trucks or tank cars and all the inventoried materials will be owned by Roadbind. Steuben's will store the materials in storage tanks having a capacity of 110,000 gallons. Roadbind guarantees a minimum of two hundred thousand (200,000) gallons per calendar year to be placed through the Steuben facility.

         The Company also from time to time contracts with various other railway and storage companies for the transport and storage of the Company's product. Such companies include, among others, CSX Corporation and TransMatrix.

(3) Status of any publicly announced new product or service

         The status of such is described above.  See Part I, Item 2.

(4) Competitive business conditions and issuer's competitive position in the industry and methods of competition

         The de-icing market is highly competitive. Although the Company is currently a development stage enterprise and is to date not a major volume supplier of product within the de- icing industry, the Company's market share is growing within certain geographic and product segments of the market. The Company believes that because of ICE BAN(R)'s unique environmental advantage over salts, the product has the potential to become a major factor within the industry. NSC uses price, quality, and product performance, as well as related technical support services, to gain a competitive edge over its competitors' product offerings. NSC further seeks to achieve competitive advantages by using advertising, promotional, logistical, and branding strategies. The Company believes that this will result in increased product identification and that this will translate into increased market penetration.

         The principal products in competition with ICE BAN(R) are salt or chloride based de-icing and anti-icing products. The Company its ICE BAN(R) product compete and will be competing primarily against de-icing salt producers. These producers are primarily large multinational corporations with financial resources substantially greater than those of the Company. These major companies have large inventories and storage facilities and have distribution infrastructure already in place. Those government agencies, currently using salt already have equipment for salt application Much of this equipment which will require modification or replacement in order to use ICE BAN(R). Most salt products are currently comparable or less expensive in price than ICE BAN(R) (the Company believes that this is in part due to the fact that the effects of corrosion and other environmental harms that salt produces is not accurately reflected, if at all, in the price of salt; these harms are thus externalities). However, the Salt Institute has reported that the chloride salt roadway de-icing market to be in excess of twenty million (20,000,000) tons per annum. This translates into a market that approaches one billion dollars ($1,000,000,000) annually. Thus, the Company is presented with a large market potential for its differentiated environmentally friendly products and is seeking to carve out a significant piece of this market dominated by salts, together with salt's environmental costs and impacts.

         Salt de-icing products cause certain environmental impacts including corrosion that could be (1) reduced by use of ICE BAN(R) if used in mixes with salt, or (2) effectively eliminated by use of ICE BAN(R) if used exclusively. The salt industry currently uses liquid calcium brine (8 to 12 gallons per ton of salt) to reduce bounce-off and loss due to traffic, and to extend its effective application temperature and increase ice melting action. Calcium chloride is the salt of a strong acid and a strong base. ICE BAN(R) is not made from toxic or hazardous chemicals and it mixes with slat, cinder, sand, ash, river gravel, or other regionally available products or aggregates now being used for winter season road maintenance.

         While salt currently is ICE BAN(R)'s main competition in the de-icing and anti-icing of roads, ICE BAN(R) can also be used in conjunction with salt as well. Because of ICE BAN(R)'s intrinsic properties it can be combined with salt to form a mixture. Thus, while ICE BAN(R) competes with salt products, ICE BAN(R) maybe sold to salt de-icing companies for use in their salt de-icing products. This gives ICE BAN(R) a unique advantage in having the ability to sell its product to its principal competition without incurring significant disadvantages.

         There is the potential for competition from the "Toth" patent. The "Toth" patent, otherwise known as the VINASZ patent or '918 (U.S. Patent No. 4,676,918), is a patent which covers an admixture of water and a waste concentrate of a molasses-based alcohol manufacturing procedure (see the actual patent for complete and accurate details of its coverage), which concentrated molasses swill is sold under the name "VINASZ". The ICE BAN(R) product and the testing and reliability of the ICE BAN(R) product is not based upon the VINASZ patent. NSC has never marketed any ICE BAN(R) products covered by the VINASZ patent. Currently, Sears, IMUS, Mountain Products and other entities are claiming that waste "stillbottom" products are covered by the VINASZ patent and therefore can be sold by them in competition with ICE BAN(R) products without denigrating the Company's patents.

         In June of 1994, George Janke, a founder of the Company, concluded an Assignment Agreement and an Agreement of Sale for all rights to the VINASZ patent from three Hungarians who purportedly were the original inventors of the patent. Ownership of the patent is now in litigation.

         Inflation may impact on the costs of the Company, and the ability of the Company to pass on cost increases in the form of increased sales prices is dependant upon market conditions. While the general level of inflation in the U.S. economy has been at relatively low levels, the Company has experienced, to date, virtually no significant cost increases. If there is an increase in the rate of inflation, the Company will reexamine its pricing structure. This may have an impact on competitive conditions.

         Seasonality and weather conditions may affect competitive conditions. While the Company has made efforts to extend its business year-round, the business of the Company remains largely seasonal. Due principally to the seasonal nature of the Company's de-icing and anti-icing products which depend upon snow and ice conditions, and in which demand is stronger during the winter months. The Company's shipment volume is typically higher in the second and third quarters. The Company has made, and is making, arrangements with its de-icing and anti-icing suppliers to schedule shipments closer to demand periods rather than store large amounts of this product in its inventory facilities. This will proportionately reduce inventory and conserve cash. Periods with less ice and snow, such as the El Nino season of 1997-98, impact upon revenues.

         However, the Company's road stabilization and dust control products are effective for year round use in many areas of the county and for six to eight months in the areas which experience ice and snow conditions. The Company plans to aggressively market and sell dust control and stabilization products in order to create a year-round revenue base for the Company. The Company's acquired IBNY in 1997 in part to implement this plan.

         RB ULTRA(TM) products' principal competition is calcium chloride, cold mix asphalt, and various polymers.

(5) Sources and availability of raw materials and the names of principal suppliers

         The Company's major source of raw product comes from the processing of corn which results in corn by-products (or sometimes termed co-products). As outlined above, in February 1997, Minnesota Corn Processors ("MCP") of Marshall, Minnesota and the Company entered into an agreement whereby MCP acquired a right to purchase a minority interest (1,170,000 shares of the Company, then at the time known as IBA) in the Company's common stock in exchange for supplies of the corn by-product which NSC brands as ICE BAN(R). MCP has further benefitted the Company by assisting in laboratory and field testing and evaluation of ICE BAN(R) and the Company's road stabilization products. The Company does not anticipate any shortage of reasonably priced raw materials necessary to produce ICE BAN(R) because it is a by-product of the processing of corn. While MCP had been the Company's primary supplier of ICE BAN(R) source material, the Company no longer uses MCP or any other single entity as a sole supplier of material. The Company has been in the process of diversifying its supplier base. This diversification includes using various supply sources to enhance NSC's negotiating posture relative to each of its suppliers.

         The Company presently relies heavily upon the expertise and resources of Tembec, Inc. as a source for its dust control products and materials. The Tembec products are made, in part, of raw materials that come from co-products of the wood processing done by paper mills, including, lignosulphonates, or tree glue. Used previously as a binder for horse and cattle feed products, the tree glue contains no toxins, which is in contrast to commonly used chloride salts and asphaltic emulsions which are toxic. It is the Company's belief that there are sufficient sources in both variety and quantity to ensure a reliable stream of raw material for the foreseeable future.

         The profitability of the Company's operations is dependent, in part, upon the prices that it pays for raw materials. Accordingly, to the extent there is a shortage of any related commodity as a result of weather, disease or other factors, such events would tend to increase the operating costs of the Company and may have a negative impact on its operations.

(6) Dependence on one or a few major customers

         The Company expects that federal, state and municipal governments will be the largest customer segment for the Company's ICE BAN(R) and Roadbind products. The Company does not at the present time depend on one or a few major customers for its product sales.

(7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

Overview

         Intellectual property rights owned or controlled by the Company through licenses, along with its marketing and distribution networks, are an integral part of Company's ability to compete successfully in its chosen markets. They constitute an essential component of NSC's competitive and strategic advantage.

        The Company is the exclusive licensee of certain U.S. patents, including U.S. Patent Nos. 5,635,101(STEEPWATER), 5,709,812(WHEY), 5,709,813(VCS),
5,932,135(CIP/VCS),  5,919,394(CIP/WHEY),  and 5,922,240(BCS).  In addition, the
Company is the exclusive licensee of certain pending U.S. patent applications. The Company is a licensee of certain trademarks, including, ICE BAN(R)(2,215,700), ICE BAN MAGIC(R)(2,270,214), and the ICE BAN(R) LOGO (2,230,199). The Company secured the aforementioned rights by virtue of a license agreement dated August 31, 1996, as amended by an August 31, 1998 agreement, between the Company and IBUSA, which agreement has an initial term of seven years and is automatically renewable for successive one-year terms unless canceled or otherwise terminated for cause. See Part I, Item 1. (b) Business of Issuer. (13) Risk Factors. 6. Risk of Effective Failure of Certain Intellectual Property Rights and 13. Uncertainty Regarding Protection of Proprietary Rights.

         IBUSA has filed a U.S. Patent application for certain proprietary products related to dust control and method. The application was filed May 12, 1998. This patent has been assigned to the Company on an exclusive license basis for use the United States.

Patent Information

            The abstract of each patent is provided below as a summary of the contents of each patent's coverage.

(1)  Patent Number  5,635,101 (Wet Milling Processing; By-Products of Corn)

Date of Patent: Jun. 3, 1997. Disclosed is a new and improved, environmentally acceptable nd negligibly corrosive de-icing composition comprising a by-products from a wet milling process of corn, which by-products are biodegradable. The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(2) Patent Number  5,709,812  (Whey; By-Products of Cheese Making)

         Date of Patent: Jan. 20, 1998. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the production of cheese from various milks. In particular, the by-products are the liquids that remain after the coagulated cheese has been removed from the milks, said liquids being commonly known in the cheese making industry as "whey". The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(3) Patent Number  5,709,813
     (Vintners' Condensed Solubles; wine, fruits, and grains)

         Date of Patent: Jan 20, 1998. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the fermentation and production of wine from grapes and other fruit, as well as from grains. In particular, the by-products are the solubles that settle during the fermentation process, said solubles being commonly known in the wine making industry as "Vintners' Condensed Solubles", and less technically known as "wine bottoms" and "lees". The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(4)      Patent Number 5,919,394     (Whey; By-Products of Cheese Making)

         Date of Patent: Jul. 6, 1999. This patent is subject to a terminal disclaimer. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the production of cheese from various milks. The present invention is directed to the liquids that remain after the coagulated cheese has been removed from the milks, said liquids being commonly known in the cheese making industry as "whey". The invention also relates to the de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces. The invention also relates to the a corrosion inhibiting composition comprising whey.

(5)      Patent Number 5,922,240    (Brewers' Condensed Solubles)

         Date of Patent: Jul. 13, 1999. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising brewers' condensed solubles produced, for example, as by-products from a commercial beer brewing process, which by-products are biodegradable. The invention also relates to the use of a de-icing composition to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(6)   Patent Number 5,932,135
               (Vintners' Condensed Solubles; wine, fruits, and grains)

         Date of Patent: Aug. 3, 1999. This patent is subject to a terminal disclaimer. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the fermentation and production of wine from grapes and other fruit, as well as from grains. In particular, the by-products are the solubles that settle during the fermentation process, said solubles being commonly known in the wine making industry as "Vintners' Condensed Solubles", and less technically known as "wine bottoms" and "lees". The invention also relates to a corrosion-inhibiting composition which comprises vintner's condensed solubles. Other embodiments and uses of the invention will be apparent to those skilled in the art from consideration of the specific practice of the invention disclosed herein.


Trademarks

         The Company is a licensee of certain trademarks, including, "ICE BAN", "ICE BAN MAGIC", and the "ICE BAN LOGO" that resembles a caution sign. The Company has a non-exclusive right and license to use such trademarks. These trademarks were obtained by virtue of the "Amendment to Exclusive License Area Agreement" dated August 31, 1998, between IBA and IBUSA. See Part I, Item 7 "Certain Relationships and Related Transactions" and Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons".

         The Company through its Roadbind America, Inc. subsidiary has filed to register the trademark RB ULTRA(TM). The Company, through licensing arrangements, with IBUSA has use of a registered logo(s), as well as the use of trademarks ICE BAN(R), ICE BAN MAGIC(R), and TEMBIND(R).

Licenses of Dust Control and Road Stabilization Products

         The Company is the United States distributor for the TEMBIND(R) product manufactured by Tembec, Inc. This was accomplished by the acquisition of IBNY by IBA. TEMBIND(R) is a biodegradable, non-corrosive dust control and road stabilization product, specified for use by the United States government in national parks and military installations. TEMBIND(R) is also distributed across the U.S. to highway superintendents and departments of transportation. TEMBIND(R) is now marketed by the Company under the RB ULTRA(TM) Products trademark.

         The right to sell and deliver TDS (liquid lignosulfonate or other products for sale as dust control on roads and parking lots), i.e. TEMBIND(R), was granted initially to Ice Ban, Inc. (herein also referred to as IBNY) pursuant to a "Distributor Agreement" between IBNY and Tembec, Inc.
of Quebec, Canada.

Licenses of ICE BAN(R) Related Patents and Trademarks

         On August 31, 1996, IBUSA for consideration of one hundred thousand dollars ($100,000) granted the Company the use of ICE BAN(R) patents and trademarks in an exclusive license agreement for the United States, excluding only counties in the State of New York north of the 42nd parallel and also excluding Erie County, Pennsylvania. IBUSA, is a Florida corporation controlled by Mr. George Janke, as trustee. George Janke was then Vice President and Director of IBA. IBUSA acquired the sole rights to the use of certain patent rights relating to roadway de-icing and anti-icing products and their related compositions. In consideration for obtaining the licensing agreement, and after having contributed five thousand dollars ($5,000) in cash, the Company issued six million four-hundred thousand shares (6,400,000) to Mr. Warren Johnson, a former President and Director of the Company and a former officer of IBUSA, and five million eight-hundred thousand shares (5,800,000) to Mr. George Janke, as trustee, for the benefit of certain members of Mr. Janke's family. Prior to the August 31, 1996 execution of the licensing agreement described below, on August 16, 1996, in consideration of obtaining this licensing agreement concerning intellectual property rights related to de-icing and anti-icing products, and five thousand dollars ($5,000), the Company issued founders shares to George Janke, in his capacity as trustee for certain family members, and to Warren D. Johnson, Jr. George Janke, as trustee, received five million eight- hundred thousand (5,800,000) shares of common stock and Warren D. Johnson, Jr. received six million four-hundred thousand (6,400,000) shares of common stock. On this date 12.2 million shares of stock were issued and this was done pursuant to ss.4(2) of the Securities Act of 1933. This issuance was also done pursuant to a form M11 which was forwarded to the State of New York on September 19, 1996 and was filed by the State of New York (i.e. received) on September 20, 1996. See
Part II, Item 4. "Recent Sales of Unregistered Securities" and Part II, Item 7. "Certain Relationships and Related Transactions". The license agreement term is for seven years with one-year automatic renewals thereafter. See Part III, Exhibits; see also Part I, Item 1. -(b) Business of Issuer, (13) Risk Factors,
6. Risk of Effective Failure of Certain Intellectual Property Rights and 13. Uncertainty Regarding Protection of Proprietary Rights. All rights to the excluded territory were reverted to IBA on July 29, 1997 as a result of the acquisition of IBNY by IBA in 1997 and an amendment to exclusive license area agreement executed on August 31, 1998, between IBA and IBUSA. See Part I, Item 7, "Certain Relationships and Related Transactions" and Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons".

         The August 31, 1996 contract was then amended on August 31, 1998. It was captioned "Amendment to Exclusive License Area Agreement". This amendment extended IBA's license to cover the entire U.S. The amendment also granted certain rights to trademarks. These trademark rights were identified and listed as: (1) "ICE BAN", (2) "ICE BAN MAGIC" and (3) the ICE BAN LOGO. These trademarks are "for [sic] anti-icing and de-icing composition for use on exterior surfaces." See Part I, Item 7 Certain Relationships and Related Transactions and Part I, Item 5, Directors, Executive Officers, Promoters and Control Persons.


(8) Government Approval of Principal Products or Services

         Sales of ICE BAN(R) products have, to date, been slow primarily due to the numerous testing requirements by municipalities and departments of transportation (slow sales were also due to two consecutive years of very minimal snow and ice conditions in the Snow Belt). NSC expects the testing to continue; however, many of the departments of transportation and environmental agencies throughout the Snow Belt have already approved the use of ICE BAN(R) products.


(9) Governmental Regulations

         The Company is subject to various laws and governmental regulations applicable to businesses generally. The Company's products are also subject to certain standards, laws, and regulations. The Company believes it is currently in compliance with such laws and that such laws do not have a material impact on its operations.


(10) Research and Development Activities

         The Company has spent a majority of its time involved in developing its marketing and distribution structure. The Company has engaged certain testing facilities and organizations, described elsewhere herein, to conduct product performance and environmental impact tests. NSC's research and development costs are not borne directly by its customers.

(11) Environmental Laws

         NSC's products are based upon natural ingredients gleaned from agricultural processing. The Company's strategic focus has always been to promote environmentally friendly products. NSC believes that its ICE BAN(R) products and Roadbind products are safe for the environment. The Company believes that the costs and effects of any environmental laws would actually harm NSC's competition to a larger extent than it would harm the Company.

         NSC is subject to environmental laws concerning safe water, air, and other environmental protection laws on the federal, state, and local level. The Company does not foresee any problems, nor has it measured any material cost or effect, in managing compliance with such to date.

(12) Employees

         The Company currently employs fourteen (14) employees of which ten (10) are full time employees and four (4) of which are salespersons. The full time employees receive annual salaries and the salespersons are compensated by a base salary plus commissions.

(13) Risk Factors

         Before making an investment decision, prospective investors in the Company's common stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. History of Losses. Although the Company has been in business since August 14, 1996, the Company is still a development stage company. As of July

31, 1999, the Company had total assets of $1,410,392, a net loss of $2,764,547 on revenues of $2,100,199 and stockholders deficit of $2,764,547. As of July 31, 1998, the Company had total assets of $2,426,918, a net loss of $2,596,930 on revenues of $1,994,415 and stockholders deficit of $2,586,718. The total deficit accumulated during development stage since inception to July 31, 1999 is $5,242,043. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the next twelve months, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company's auditor has expressed in his most recent audit report substantial doubt that the Company can continue as a going concern. See Part F/S. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks.

         2. Minimal Assets. Working Capital and Net Worth. As of July 31, 1999, the Company's total assets in the amount of $1,410,392, consisted, principally, of the sum of $ 78,535 in accounts receivable-trade, $63,954 in prepaid expenses and $614,280 in inventory. As a result of its minimal assets and a net loss from operations, in the amount of $2,764,547, there can be no assurance that the Company will be able to remain solvent over the next twelve (12) months. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it may obtain sufficient capital with which to implement its business plan (plan of operation) and strategy, the Company is not expected to proceed with its business plan and strategy without an infusion of capital or a pronounced rise in sales. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.

         3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless sales reach above the current levels and/or additional equity or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread customer base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has no identified sources of additional capital funds other than those otherwise mentioned herein, and there can be no assurance that resources will be available to the Company when needed.

         4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its President, Richard Jurgenson and the other executive officers. Virtually all decisions concerning the marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers. The loss of the services of any of these officers would adversely affect the conduct of the Company's business and its prospects for the future.

         5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and related services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors or potential competitors have much larger budgets for securing customers. Although the Company has entered into agreements for the transportation, storage, and distribution of its products, these actions have produced only limited revenues to date. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract additional customers for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision or ability to go forward with its plan of operation and strategy. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue marketing its products through its current distribution arrangements. However, the fact that these arrangements have not thus far produced significant revenue may adversely impact the Company's chances for success.

         6. Risk of Effective Failure of Certain Intellectual Property Rights. The Company's ability to continue its business is at significant risk if the terms or conditions of its licensing agreement, and amendment to such, with IBUSA are rendered or construed in such a manner that the license of intellectual property rights to the Company by IBUSA is effectively terminated. Therefore, all potential investors are strongly encouraged to read this agreement attached hereto. See Part III, Exhibits; see also Part I, Item 1. -(b) Business of Issuer, 13. Uncertainty Regarding Protection of Proprietary Rights.

         7. Weather and Climate Changes. The Company's sales are to a significant extent dependent upon, and related to, weather conditions and climate trends. Specifically, variation in actual and forecasted snow and ice conditions will have an effect upon the sales of ICE BAN(R) products. Variations in wind and rainfall amounts may also have an impact upon the sales of Roadbind products, but this variation or impact has not been analyzed and is deemed insignificant by management.

         8. Significant Customer and Product Concentration. To date, a limited number of customers and distributors have accounted for substantially all of the Company's revenues with respect to product sales. Although the company entered into distribution agreements, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain additional customers and users. The Company will also be required to maintain relationships with and provide support to existing and new distributors. As a result, any cancellation, reduction or delay in transportation or supply may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers.

         9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected difficulties in obtaining sufficient supplies, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

         A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of any products then under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, supplier efficiencies, costs and capacity and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; customization of road maintenance delivery systems; and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products such as de-icing salt. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance.

         10. Potential for Changes or Unfavorable Interpretation of Government Regulation. The Company's products are subject to various federal, state, and local laws and regulations. Specifically, the regulation of highway and road maintenance products and technologies, along with their related delivery systems and methods, may increase to an extent, or move in a direction, in which the Company would be forced to incur increased regulatory compliance costs. Such costs could have a material impact on the Company's business, financial condition and results of operation. The Company's main competition, that is companies that provide salt and salt related services concerning de-icing and anti-icing, may be impacted by such latent risk differently, and upon any such manifested change in regulation, may be impacted by such in a different manner and in a different degree than the Company. This difference in regulatory impact may alter the competitive situation of the Company.

         Because the regulatory environment in which the Company operates is subject to change, regulatory changes, which are affected by political, economic and technical factors, could furthermore significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete, making the delivery of road maintenance products and services more costly or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming.

         11. No Assurance of Product Quality, Performance and Reliability. The Company expects that its distributor and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts to only deal with suppliers who adhere to good processing and manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

         12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including any necessary development of new de-icing and anti-icing technologies, requirements to maintain adequate storage and transportation facilities, the progress of the Company's research and development efforts, if any, expansion of the Company's marketing and sales efforts and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce or eliminate any research and development or supply or distribution programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products, rights, or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

         13. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that additional disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent licensed to the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert further intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect any rights the Company may assert in the future, if at all, with regard to the Company's intellectual property rights, if any, abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

         Future litigation, notwithstanding the Company's current litigation, may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

         14. Ability to Grow. The Company expects to grow through strategic acquisitions, internal growth and by expansion of its current relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market presence is created, to expand its market presence or successfully enter other geographic or product markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and distribution network to accommodate growth within its market.

         The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at the level then existing or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed.

         The Company has engaged in preliminary discussions with George Janke regarding the possible acquisition of IBUSA. Such discussions to date have not yielded an agreement. The Company has also been in further contact with Pat Robertson's representatives concerning possible future funding and investment (in addition to his past investments in the Company which are herein disclosed). Such overtures and preliminary discussions, if any, regarding possible future funding and investment in the Company have not, to date, yielded any type of agreement or understanding other than expressing interest and the potential of conducting future substantive negotiations. Any such future substantive negotiations, in any case, may or may not result in the Company receiving adequate funding or assistance, if any.

          The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

         15. Competition. The markets the Company operates in are characterized by high levels of competition, with several major companies involved, as well as smaller regional and local companies. The Company's primary concern is with its larger competitors. The Company will be competing with these larger competitors in national, regional and local markets. The Company may also at some point in the future engage its competition and enter markets in other countries when, if at all, it becomes feasible and appropriate.

         In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors or potential competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

         16. Possible Adverse Effect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new technology products. ICE BAN(R)
products and Roadbind products are new and innovative methods for road maintenance. While they provide an environmentally safer alternative to traditional road stabilization and icing control products, they will often demand of its customers certain costs of switching over to this new technology. Such costs may include the modification of traditional delivery systems (i.e. specialized vehicles) and information costs related to product attributes and servicing requirements. Therefore, under certain economic conditions, its customers may prefer the "safety" of the traditional methods, instead of incurring additional cost risk in switching to the Company's products. The pricing structure of the Company's products relative to its competitors, to a large extent, obviously determines the direction of switching, either to the Company's products or away from such and into salt-based products. Such switching could become magnified and pronounced in a general economic decline or a decline in the economic conditions of its customer firms and municipalities.

         17. Lack of Working Capital Funding Source. Other than revenues from the sale of its products, which revenues have yet to produce any net profit, the Company has no current source of working capital funds other than otherwise mentioned herein, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

         18. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the growth in sales of the Company's products. There can be no assurance that the Company has the ability to introduce any new propriety products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. The Company, however, believes that the environmental advantages offered by its products have the potential to alter the demand structure within the market to the Company's advantage. The Company believes that increased environmental awareness, interest, and political pressure will operate to the Company's long-run advantage.

         To date, substantially all of the Company's product sales have been to a limited number of customers. The Company's future results of operations will be dependent in significant part on its ability to penetrate markets in the United States and possibly in the future, if at all, in foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetrating these additional markets.

         19. Potential Year 2000 Problems. The "Year 2000" issue affects the Company's installed computer systems, network elements, software applications, and other business systems that have time-sensitive programs that may not properly reflect or recognize the year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could result in miscalculations or system failures. The Year 2000 issue may also affect the systems and applications of the Company's suppliers. There can be no assurance that systems operated by third parties providing services to the Company will be Year 2000 compliant. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Impact of the Year 2000 Issue."

         20. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         21. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         22. Control by Present Shareholders. The present shareholders of the Company's common stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

         23. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock"). The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of the market price of the Common Stock, provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities Description of Preferred Stock."

         24. Risk of De-Listing from Market and Potential Illiquidity in Trading of Common Stock. The Company's common stock is traded on the NASDAQ Over-the-Counter Bulletin Board (OTC Bulletin Board). The Company's stock symbol is ICEB. The Company makes no assurances whether NSC will be able to maintain the requirements necessary for such listing. The Company could become de-listed from such market if certain regulatory requirements are not met; such regulatory requirements which could such risk de-listing include the timing of the filing of this SEC disclosure document (Form 10-SB). Any such de-listing could affect the liquidity of the market for the Company's common stock. This could result in higher transaction costs in buying or selling the

Company's common stock and the inability to find a buyer or seller to unwind or reverse positions in the Company's common stock. There could also be potential problems involving the Company's ability to attract investment capital, secure debt financing, or the ability to otherwise implement its strategies, business plan, plan of operations, etc. However, in the event of de-listing, the Company anticipates that its common stock will trade on the Over-the-Counter Pink Sheets.

(c) Reports to Security Holders.

         The Company sends out annual reports to its shareholders that include audited financial statements. The public may read and copy any materials the Company files with SEC at the SEC's Public Reference Room at 450 Fifth Street, NW Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the address of this site is http://www.sec.gov. The Company's Internet address is http://www.naturalsolutionscorp.com.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

Business Mission

         NSC's mission is to expand the market share of its environmentally friendly, anti-corrosive products, which replace or improve current technologies that are environmentally damaging and corrosive to the infrastructure of elevated highways and bridges. NSC seeks to continue its research, testing and development programs to identify new and unique products and technologies for the commercialization of environmentally friendly products, produced from renewable, recyclable, low cost waste base stock.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Introduction

In Management's Discussion and Analysis, Management explains the general financial condition and the results of operations for the Company and its subsidiaries including:

What factors affect the Company's business,

What the Company's earnings and costs were in 1998 and 1999,

Why those earnings and costs were different from the year before,

Where the Company's earnings and costs came from,

How the above discussion affects the Company's overall financial condition,

What the Company's expenditures for capital projects were from 1996 through 1999 and what we expect them to be in 1999 through 2001, and

Where cash is projected to come from to pay for future expenditures.

When reading Management's Discussion and Analysis, it may be helpful to refer to the Company's Annual Report which presents the results of our operations for 1996 through 1999. In Management's Discussion and Analysis, we analyze and explain the annual changes in the specific line items in the Consolidated Statements of Income. This analysis may be important to an investor making decisions about the Company.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

OVERVIEW

The Company was formed on August  14,1996,  as a Nevada  Corporation,  to market
several  agricultural   co-products  for  use  as  anti-icing,   de-icing,  road
stabilization and dust control agents.
The company has been a development stage company since inception.

On August 31,1996, Ice Ban America Inc., entered into an exclusive licensing agreement with Ice Ban, USA, Inc., to exploit certain patents and patents pending and trademarks assigned to Ice Ban USA, Inc. The patents cover the use of agricultural co-products as road de-icing and anti-icing products. The product is marketed under the name ICE BAN.

The Company also owns, as a result of the acquisition of Ice Ban, Inc. by Ice Ban America, Inc, the exclusive United States license agreement and rights to market TDS, a dust control product from Tembec, Inc., a Canadian company. The Company has established the trademark name of RB ULTRA(TM) Products in the United States and have begun to market these products. RB ULTRA(TM) Products are biodegradable, environmentally friendly, non-toxic, non-corrosive dust control and road stabilization products for use in the maintenance of unpaved roads. Both products are made of lignosulphonates, or tree glue, a co-product of the papermaking process..

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998

Net Sales. Net Sales for the 52 weeks in fiscal year 1999 for continuing operations by the Company were approximately $2.1 million, or approximately
$40,000 per week. Net sales for the fiscal year 1998 (50 weeks) were approximately $1.9 million or $36,000 per week Of the net sales of approximately $2.1 million for fiscal year 1999, approximately $1.35 million was attributed to the expanded use of ICE BAN(R) de-icing and anti-icing products, and approximately $0.652 million was attributed to the expanded use of RB ULTRA(TM) Products road stabilization and dust control products.

Cost of Products Sold. The Company's cost of product sold in fiscal 1999 was approximately $1.6 million (or approximately 76% of Net Sales), while the cost of product sold for 1998 was approximately $1.6 million (or 82% of net sales). Included in the $1.6 million cost of product sold for fiscal 1999 is $0.427 million for stock issued in exchange for product (see Note 6. Major Customers/Suppliers and Note 10 Supplemental Cash Flow Information to Notes to Consolidated Financial Statements.

Selling and administrative expenses. Selling and administrative expenses for the fiscal year 1999 were approximately $2.4 million (or approximately 116% of net sales), while selling and administrative expenses for 1998 were approximately $2.9 million (or approximately 153% of net sales).

Net Income (Loss). The Company had a net loss of approximately $2.0 million for fiscal year 1999 of approximately as compared to a net loss of approximately $2.6 million for the fiscal year 1998. Included in the net loss for fiscal year 1999 was non-cash equity transactions of approximately $0.43 million which included recognizing an aggregate of $0.11 million in option based compensation and $.32 million for exchange for product and services.

LIQUIDITY AND CAPITAL RESOURCES

In the fiscal year ended 1999, operating activities consumed approximately $0.25 million in cash ascompared to approximately $1.4 million of cash provided in the

1998 fiscal year. This decrease in cash consumed from fiscal year 1998 to 1999 reflects increases in accounts payable of approximately $0.834 million reflecting delays in payment to vendors. Also non-cash charges and other changes in working capital reduced cash consumed by $1.13 million.

         Capital expenditures required for operation were approximately $0.01 million for fiscal year 1999. The company anticipates expenditures for expansion of computer information system during fiscal years 1999 and 2000 to better prepare it for future growth. Cost of the computer information system will be dependent upon selection of equipment and software that is year 2000 compliant. However, no assurance can be given as to the Company's actual expenditures for year 2000 compliance. See "Year 2000" below. Additional purchases for capital resources are further dependent upon sales of its road stabilization and dust control products. Cost of application equipment for road stabilization/dust control products will initially be borne by the Company until a thorough training program is instituted for its customers and distributors. The equipment requirements for the Company's de-icing and anti-icing products are currently incurred by the Company's customers and distributors.

YEAR 2000

The Company's information systems currently are made up of networked computers which are used internally and are not linked to any outside sources other than the browser used by the Company. The Company's future information system will cover a spectrum of software applications for its distribution operations, certain of these will be custom designed. The company will need to do an extensive study to achieve year 2000 compliance for both packaged and custom-designed software.
The cost of compliance has not yet been determined.

The company has initiated formal communication with all of its significant suppliers to determine the extent to which the Company is vulnerable to the failure of such suppliers to resolve their own Year 2000 problems. The Company will grade the responses from low to high risk. In addition, although many of the Company's customers have been communicating with the Company regarding the Year 2000 issues, the Company has not made any formal assessment of the effect which the failure of its larger customers to resolve their own Year 2000 problems could have on the Company's operations. Despite these efforts, there can be no assurance that the systems of other companies on which the company relies will be timely converted or that a failure to resolve by one or more of the company's customers or suppliers would not have a material adverse effect on the Company.

IMPACT OF INFLATION

The impact of inflation on the costs of the Company, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. While the general level of inflation in the economy has been at relatively low levels, the Company has begun to pass on inflationary cost increases or as the result of recent negotiations with various customers, and will continue do so.

SEASONALITY

Due principally to the seasonal nature of the Company's de-icing and anti-icing products which depends upon snow and ice, and in which demand is stronger during the winter months, the Company's shipment volume is typically higher in the second and third quarters. The company had been building inventory at a higher level to accommodate a projected precipitous winter. The company is making arrangements with its de-icing/anti-icing suppliers to schedule shipments closer to demand periods rather than store large amounts of this product in its inventory facilities. This will proportionately reduce inventory and conserve cash. However, periods of no ice and snow affect profitability, especially during the first and fourth quarters. New management is evaluating the relevant emphasis on its two principal products with the goal of better balancing its cash flow by accelerating its sales efforts for its RB ULTRA(TM) brand both in the United States and abroad. Company's road stabilization/dust control products are available for year round use in most areas of the country and for eight to twelve months in the areas which experience ice and snow. Increasing the proportion of corporate income from dust control and stabilization products is one alternative to create a larger year round revenue base for the Company.

Business Mission

NSC's mission is to expand the market for its environmentally friendly, anti-corrosive products, which replace or improve current technologies that are environmentally damaging and corrosive to the infrastructure of elevated highways, roads and bridges and to replace less effective and environmentally harmful dust control and road stabilization agents currently used on much of the almost one and one half million miles of unpaved U.S. roads. NSC seeks to continue its research, testing and development programs to identify new and unique products and technologies for the commercialization of environmentally friendly products, produced from renewable, recyclable, low cost waste base stock.

Results of Operations - Full Fiscal Years

Net Sales

For the fiscal year ending July 31, 1999, the Company had $2,100,199 in net sales, compared to $1,994,415 for the fiscal year ending July 31, 1998. Since the Company's inception thru the fiscal year ending July 31, 1999, the Company had total net sales of $4,594,662. Costs applicable to sales and revenue related to such periods are: $1,645,410 for the fiscal year ending July 31, 1999, $1,635,726 for the fiscal year ending July 31, 1998, and $3,637,431 for the time period of the Company's inception thru the fiscal year ending July 31, 1999.

Gross Profit

Gross profits were $454,789 for the fiscal year ending July 31, 1999 and $358,689 for the fiscal year ending July 31, 1998. Gross profit since inception thru fiscal year ending July 31, 1999 were $957,231.

Selling, General & Administrative Expenses

Selling, general and administrative expenses were $3,002,378 for the fiscal year ending July 31, 1999 and $2,955,619 for the fiscal year ending July 31, 1998. Such expenses since exception thru fiscal year ending July 31, 1999 were $6,654,213.

Loss

Loss before other income and income taxes were $2,547,589 and $2,596,930, for fiscal years ending July 31, 1999 and July 31, 1998, respectively. Since inception thru July 31, 1999 such loss was $5,696,982. The loss is then adjusted by other income (investment income) and income taxes to arrive at the Company's deficit accumulated during the development stage, as described below.

Deficit Accumulated During the Development Stage

The deficit accumulated during the development stage of the Company was $2,764,547 and $2,586,718, for the fiscal years ending July 31, 1999 and July 31, 1998, respectively. Since inception thru July 31, 1999 such deficit amounted to $5,242,043.

Basic Net Loss Per Share

The basic net loss per share was $0.1736 and $0.1642, for the fiscal years ending July 31, 1999 and July 31, 1998, respectively. The weighted average common shares outstanding for such periods were 15,923,733 and 15,753,032, respectively.


         Financial Condition, Liquidity and Capital Resources

The Company's total current assets were $749,634 and $1,454,057, on July 31, 1999 and July 31, 1998, respectively. Total assets were $1,410,392 and
$2,426,918, on July 31, 1999 and July 31, 1998, respectively. Total current liabilities were $1,400,510 and $641,869, on July 31, 1999 and July 31, 1998,
respectively. Thus, the Company's financial condition and liquidity has deteriorated from July 31, 1998 through July 31, 1999. The Company believes that it will probably be necessary to raise additional debt or equity capital in order to meet its short-term liquidity and solvency needs over the next twelve
(12) months. The Company also believes that increased sales are necessary in order to regain adequate liquidity and solvency both in the short term as well as in the long-term. The Company has recorded an infusion of $1,750,000 since the end of its fiscal year and new management. The new management is in the process of implementing a wide ranging assessment of each item of cost, marketing and sales efforts, it is too early in the process to predict the steps management will institute as a result. But certainly management will seek to increase sales to lower fixed costs as a percentage of sales and to either settle or see through to successful conclusion the non-productive litigation which this year has burdened the Company's bottom line.

Stockholders' Equity consisted of fifty five (55) million shares of common stock authorized and fifteen million nine-hundred ninety-six thousand five-hundred forty shares (15,996,540) issued on July 31, 1999. The common stock account is $15,998 and $15,889, on July 31, 1999 and July 31, 1998, respectively.
Additional paid in capital was $5,564,564 and $4,512,276, on July 31, 1999 and July 31, 1998, respectively. The deficit accumulated during the development stage was $5,702,712 and $2,938,165, on July 31, 1999 and July 31, 1998. Total
stockholders' equity was ($122,150) and $1,590,000, on July 31, 1999 and July 31, 1998, respectively.


Strategic Elements of NSC's Product Portfolio

o First de-icing and anti-icing application that will not pollute rivers and streams.

o Beneficial for elevated highway and bridge applications acting as an anti-corrosive element while de-icing.

o A co-product that is in abundant supply and subject to seasonal over production discounts.

o Road stabilization and dust control application that is environmentally friendly.

o    Application technique affording greater stability than previously achieved.


Strategic Objectives and Goals

o    Qualify as a fully reporting company on the NASDAQ market.

o Distribute NSC's products to the entire market including government and municipalities.

o    Expand use applications and techniques.

o    Secure retail packaging and distribution.

o Explore additional expansion through creation of more patents and through improvements to the Company's current product portfolio.


Strategic Plan: Sales and Marketing

The Company's plan of operations for the next twelve months is to further strengthen and develop its sales and marketing efforts with its current product portfolio. The Company is evaluating marketing and logistical structure with the intention of marketing through distribution dedicated to our products in smaller distribution areas. NSC plans to place its emphasis on sales and marketing activities, and execute sales through its distribution structure to increase revenues and cash flow. One of NSC's main focuses will be on a tighter control of cost elements and on achieving significant sales growth. The Company believes that all of the major elements are in place for product development, but we need to define and execute sales operations more effectively. NSC plans to market its products nationally through trade publications, trade shows, direct mailings, television and news media outlets.

Ice Ban America, Inc. Opportunities for Growth

IBA, now operating as a wholly owned subsidiary of NSC, has been engaged in unique market opportunities. Currently, IBA has focused on new products and applications technologies. IBA is researching and developing an aerial spray method (by helicopter) of a specialty composition and technical spraying technique (patent pending) with a long established commercial aerial spraying organization. This spraying application for anti-icing is to be used on high voltage power transmission lines. Also being studied as an aerial spray application is the spraying of fruit and vegetable crops to protect them against freeze damage.

Potential new market areas are being examined. IBA is continuing to develop ICE BAN(R) products for airports and runways, and continued study of such products for de-icing of airplanes is being investigated by both the FAA and NASA. IBA also has been seeking the development of ICE BAN(R) products for the retail market and home use.


Roadbind America, Inc. Opportunities for Growth

RBA is examining potential expansion of the use of RB ULTRA(TM) products throughout the U.S. for both municipality and private businesses who use dust control and road stabilization products. The Company believes there is opportunity for applications in the farm road, feed lot, and feed lot holding ponds to reduce waste leaching into fresh water resources and to stabilize the area where animals are fed.

RBA is seeking further opportunities to continue development of aviation runway stabilization projects in rural unimproved airports in the West and Alaska. RBA intends to also continue development of new and existing products as a binder in producing earthen and adobe building blocks, and a composition binder to replace mortar or mud for the bonding of building materials. This has the potential for low cost housing for third-world countries. RBA is seeking to develop agreements with Central and South American countries for testing and product sales for unpaved road and airport runway stabilization projects.

Liquidity and Working Capital

The Company is uncertain how long it can continue operations without raising additional funds. New management has invested $1.75 million since the close of the fiscal year and instituted stringent cash management but the Company believes that within the next twelve months (12) it may have to raise additional funds for working capital by possibly engaging various lending institutions, accessing capital markets, seeking out private investors, or a combination of the above. If this is the case, then appropriate funding methods would be analyzed and the most prudent course of action for the Company would be taken.

Research and Development

The Company does not plan any substantial product research and development ("R&D") for the duration of its current operational plans. However, outside entities and institutions may be conducting such R&D in their own interests, or if deemed in the best interests of the Company then NSC may in the future cause such further R&D to occur.

Plant and Equipment

NSC does not foresee any substantial purchase or sale of plant or equipment within the term of its current operational plans, but does plan to move its operations to Virginia Beach in the near future to be closer to its winter markets and to the resources that can be provided to it by new management.

Internal Employment Level

The  Company  does  not  expect  any  significant   changes  in  the  number  or
compensation of its employees.


Impact of the Year 2000 Issue

         The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

         The Company determined that the Year 2000 impact is not material to NSC and that it will not impact its business, operations or financial condition since all of the internal software utilized by the Company has the capability of being upgraded to support Year 2000 versions.

         The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Item 3.  Description of Property.

The Company does not currently own any real property. The Company leases its corporate headquarters and sales office at 1201 US Highway 1, Suite 205-215, North Palm Beach, Florida 33408.

         The Company leases its executive offices pursuant to a lease dated April 11, 1997 with North Palm Crystal Associates, as amended by an addendum dated July 10, 1997 and a second addendum dated February 11, 1999 and effective April 1, 1999. The Company currently rents approximately 2,043 square feet at a base monthly rent of $1,369.30 and with a monthly common area maintenance charge of $1,380.72. The current lease term commenced on April 1, 1999 and will terminate on March 31, 2002.

         On February 10, 1999, a lease was entered into between Anthony M. Massaro and Lance J. Mark and Ice Ban America, Inc., for 547-a Main Street, Medina, New York 14103. The premises are office spaces. The term of the lease is twelve months commencing February 8, 1999. The annual rent is three thousand dollars ($3,000) payable in monthly installments of two-hundred fifty dollars ($250). The office in Medina, NY is currently not being occupied by the Company and office operations were halted in August 1999.

         On June 1, 1997, IBNY agreed to lease approximately 700 feet of office space at 12118 East Yates Center Road, Lyndonville, New York at one thousand dollars ($1,000) per month. The term commenced on June 1, 1997 and runs for three (3) years, with first option to renew after the initial term. Mr. Jeffrey
A. Johnson was the owner of the property and lessor. Mr. Jeffrey Johnson was also a Senior Vice-President, Chief Operating Officer and a Director of the Company at the time. See Part I, Item 7. "Certain Relationships and Related Transactions". On July 1, 1998, an addendum to the lease was executed and an increase in the monthly rent to one thousand thirty-five dollars ($1,035) commenced on July 1, 1998 due to installation of central air conditioning. On February 2, 1999, Ice Ban America, Inc. entered into an "Exclusive Right to Lease Contract" with Jeanne Whipple Realty concerning the property located at 12118 East Yates Center Rd., Lyndonville, New York. Mr. Johnson refused to cooperate with the Company to sublease the space and therefore effectively repudiated the contract.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners.

The following is information on any person or group who is known to be the beneficial owner of more than five percent of any class of the issuer's voting securities:


         (1)              (2)                       (3)                       (4)*
     Title of       Name and Address              Amount and               Percent of
      Class         of Beneficial Owner           Nature of Beneficial     Class
                    official Owner                Owner
Common Stock        Warren D. Johnson,  Jr.       4,929,524 (1)            24.65 %
                    5111 S.W. Bay Point Circle
                    Palm City, FL 54990

Common Stock        George Janke, Trustee,        4,889,000                24.449 %
                    Janke Family Vinasz T rust,
                    511 New Hope Road
                    Lahaska, PA 18938

Common Stock        Dr. M. G. "Pat" Robertson,    4,150,000 (2)            20.75%
                    Chairman
                    977 Centerville Turnpike
                    Virginia Beach, VA 23463

----------------------------------------
* Based on 19,996,540 shares outstanding on November 15, 1999.

(1) These shares are subject to a preliminary injunction in Warren D. Johnson, Jr.'s Chapter 7 bankruptcy proceeding. Kapila, Trustee vs. Warren Douglas Johnson, Jr., et al., Case No. 92-33339-BKC-SHF (U.S. Bankruptcy Court, Southern District of Florida). The Company deems Warren D. Johnson, Jr. the true beneficial owner of such shares. They are held in nominee names as follows:
700,000 shares / Medical College Fund, 625,000 shares / Windmills Plantation Fund, Ltd., 600,000 shares / Hawks Nest Plantation Fund, 750,000 shares / Reed International Fund, Inc., 750,000 shares / Ryder Securities Ltd., 500,000 shares / Marlin Preservation Fund, 260,000 shares / Harvard Fund, Ltd., 260,000 shares Merchants Trust Fund, 100,000 shares / Warren D. Johnson, Sr., 284,524 shares / Dianne Johnson, 100,000 shares / Dianne Johnson.

(2) In addition to these shares Mr. Robertson has an option to exercise stock warrants to purchase an additional 4,000,000 shares of the Company's common stock. ( See Part II, Item 4. Recent Sales of Unregistered Securities.)

(b) Security Ownership of Management.

For directors and officers:

         (1)              (2)                       (3)                       (4)*
     Title of       Name and Address              Amount and               Percent of
      Class         of Beneficial Owner           Nature of Beneficial     Class
                    official Owner                Owner
Common Stock        Dr. M. G. "Pat" Robertson,    4,150,000 (1)            20.75%
                    Chairman
                    977 Centerville Turnpike
                    Virginia Beach, VA 23463

Common Stock        Jim W. Foshee, President          0                      0
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408


Common Stock        Richard Jurgenson, Board Member           0                      0
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408

Common Stock        Joseph S. Kroll, Vice President            0                      0
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408

Common Stock        Ann M. Owen, Secretary                17,000                 0.085%
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408

Common Stock        Kathleen M. Smith, Treasurer               0                      0
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408

Common Stock        George Janke, Trustee,             4,889,000                24.449%
                    Janke Family Vinasz T rust,
                    511 New Hope Road
                    Lahaska, PA 18938

Common Stock        J. Nelson Happy,                           0                      0
                    Board Member
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408

Common Stock        Robert E. Freer                        7,000                 0.035%
                    Board Member
                    1201US Highway 1, Suite 205
                    N. Palm Beach, FL 33408

Common Stock        Directors and Officers             4,913,000                30.946%
                    as a group

----------------------------------------
(1) See Footnote (2) of Item 4. Security Ownership of Certain Beneficial Owners and Management, (a) Security Ownership of Certain Beneficial Owners.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Identification of Directors and Executive Officers

     Dr. M. G. "Pat" Robertson, age 69, is Chairman of the Board of NSC. Dr. Robertson is an internationally known religious broadcaster, businessman, educator, philanthropist and former candidate for the Presidential nomination for the Republican Party. Dr. Robertson is also the former Chairman and controlling shareholder of International Family Entertainment, Inc., which was sold in 1997 for $1.82 billion dollars to a subsidiary of Rupert Murdoch's News Corporation.

     Currently, Dr. Robertson is Chairman of Zhaodaola China Interest, Ltd., Freedon Gold, CENCO Refining Company and serves in the non-profit world as Chairman of the Christian Broadcasting Network, Chancellor of Regent University, Chairman of Operation Blessing International Relief and Development, and President of the American Center for Law and Justice.

         Jim W. Foshee, age 50, is President and chief executive officer of NSC. Upon the voluntary resignation of Mr. Richard Jurgenson in November 1999, the Board of Directors appointed Mr. Foshee President of the Company. Mr. Foshee brings to the Company extensive financial and marketing experience with major corporations. From 1987 until 1992 Mr. Foshee held various executive positions with the AMF Companies("AMF") located in Richmond, Virginia. His primary duties as Controller for AMF entailed the preparation of budgets, treasury functions, department consolidation, operations downsizing and the supervision of professional and clerical staffing. From 1993 until 1995 Mr. Foshee was the Vice President , Chief Operating Officer and Chief Financial Officer for Bradley, Inc.("Bradley") of Mechanicsville, Virginia. At Bradley Mr. Foshee maintained ,among other responsibilities, relationships with the financial service sector and various other critical professional relationships vital to Bradley's success. From 1995 until 1998 Mr. Foshee was the President of North American Marketing, Inc.("North American") of Richmond, Virginia. As President Mr. Foshee effected a $725,000 turnaround in the North American's profitability and successfully implemented a long range business plan for the company. Immediately prior to joining the Company, Mr. Foshee was the President of Prime Property Developers, Inc.("Prime") of Richmond, Virginia. As President of Prime Mr. Foshee applied his financial and marketing expertise to focus Prime upon a strategically successful path to address the marketing challenges of the future.

     Richard Jurgenson, age 65, is a Board Member. Mr. Jurgenson was one of the original founders of Minnesota Corn Processors (MCP), a nearly one billion dollar- per-year corn wet milling operation that produces cornstarch, corn sweeteners, and fuel alcohol. MCP also produces the material marketed under ICE BAN(R). Mr. Jurgensen had served as MCP's Board Chairman for the first 10 years of its operation and guided MCP to a preeminent position within its industry. Mr. Jergenson retired after serving as President and General Manager of MCP. Mr. Jurgenson has also served on the Board of Director's of other corporations for a cumulative total of over 40 years.

     Joseph S. Kroll, age 42, is Vice President and COO of NSC. Mr. Kroll has held these positions within the Company since 1997. He has a background in Civil Engineering and Survey Engineering and was the Operations/ Maintenance Director for the Indian Trail Improvement District from 1990 until assuming his position with the Company.

     Ann M. Owen, age 58, is Secretary of NSC. Since April 1997 Ann M. Owen has served the Company in various capacities. Prior to becoming Secretary and officer of the Company, she has served the Company as a corporate and executive secretary as well as office manager. From December 1995 through January 1997, Ms. Owen served a CPA firm during the tax season, handling all aspects of office procedures. From December 1993 through November 1995, she worked directly with the President of American Jai-Alai, Inc. helping to secure and organize the setting up of a fronton facility in Tallahassee, Florida. Ms. Owen serves her community through various community projects. She was co-chair of an organization that built a community health eye and ear screening service with children in Boca Raton, Florida. For this service she was voted Junior Woman of the Year for 1973. Her service to the City of Palm Beach Gardens, Florida, had earned her the Girl of the Year Award for 1976-1977. Ms. Owen is a graduate of Seacrest High School, Delray Beach, Florida and has participated in various continuing education programs.

     Kathleen M. Smith, age 37, is Treasurer of NSC . From July 1997 to the present, Ms. Smith has served the Company as Controller. On November 12, 1998 she was appointed Treasurer of the Company. From November 1996 through December 1997, she served as an accountant for a medical practice in Jupiter, Florida. From November 1994 through November 1996, Ms. Smith served as an accountant with the firm of Wisneski, Blakiston & Leslie, P.A., located in Jupiter, Florida. Ms.

Smith also served as an accountant for New Concept Marketing, Inc. from October 1989 through November 1994. Ms. Smith is currently attending Palm Beach Community College where she is studying for her A.S. in Accounting Technology.

     George Janke, age 59, is a Board Member of NSC. Mr. Janke, up until May 3, 1999, had been Chairman of the Board of Directors since NSC's incorporation (as Ice Ban America, Inc.) in August 1996. From May 1997 to August 1999, he has served as President and Treasurer of IBA. On November 10, 1998, Mr. Janke was awarded the very prestigious international Charles W. Pankow 1998 Award for his ICE BAN(R) product. The Award is given each year by the American Society of Civil Engineers, Research Foundation (CERF) for the best innovative technology. The ICE BAN(R) technology won out of a field of over two hundred technology applications from all over the world. From December 1989 to the present, Mr. Janke has been general partner of the Retirement Facility at Palm Aire, Ltd., which developed a retirement facility known as "The Preserve"; Mr. Janke is also President and Director of Parc M Inc., the corporate general partner of the project. From December 1993, Mr. Janke has had ongoing involvement in the development of ICE BAN(R) products. Since April 1995, Mr. Janke has been President and Chief Executive Officer (CEO) of IBUSA, the exclusive assignee of the patent rights for North America which are NSC's de-icing and anti-icing products. Mr. Janke is a graduate of Lafayette College with a B.S. degree in business administration. He is a Commander (Retired), in the United States Naval Reserve.

     J. Nelson Happy, age 56, is a Board Member of NSC. Since 1993, Mr. Happy has been Dean and Professor of Regent University School of Law. Prior to his position with Regent, Mr. Happy practiced business and civil litigation law. He has lectured at the University of Kansas and has been a faculty member at the National Institute of Trial Advocacy at Northwestern University in Chicago. He is a national faculty member of the West Bar Review. He has been an attorney since 1967 and has been an executive officer and director of numerous business enterprises in a variety of industries. Mr. Happy is a graduate of Columbia University Law School and has an undergraduate degree in communications from Syracuse University.

     Robert E. Freer, Jr., age 58, is a Board Member of NSC. Mr. Freer has been a director of the Company since April 1998. He is an attorney and has been an officer and director of the Washington, D.C. law firm of Baise, Miller & Freer P.C., and was involved with the firm's predecessor organization for the past 5 years. Mr. Freer is the editor and co-author of "Finding Our Roots, Facing Our
Future: America in the 21st Century", recently published by Madison Books. Mr. Freer has previously been engaged as one of the Company's outside counsel. Prior to entering private law practice, Mr. Freer served in several senior level positions at the Federal Trade Commission and the U.S. Department of Transportation. For almost ten years, Mr. Freer was Vice President and Washington Counsel for Kimberly Clark Corporation., where he was also General Counsel in Roswell, Georgia from 1983 to 1984. Mr. Freer was appointed by President Reagan as a member of the President's Commission on White House

Fellowships, served as one of the founders and the first General Counsel of the Republican National Lawyers Association, National Chairman of Corporate Counsel for Reagan-Bush 1984, and was Assistant General Counsel of the 1988, 1992, and 1996 Republican Conventions. Mr. Freer is a graduate of Princeton University and the University of Virginia Law School.

     J. Carter Beese, Jr., age 43, is a Board Member of NSC. Mr. Beese is currently President of Riggs Capital Partners a division of Riggs National Bank and a Vice Chairman of Riggs & Co. Prior to joining Riggs Capital Partners Mr. Reese was Managing Director of the Global Banking Group at BT Alex Brown. In 1992, Mr. Beese was nominated by President Bush to be the 71st Commissioner of the U.S. Securities and Exchange Commission (SEC). Upon confirmation Mr. Beese served as SEC Commissioner until 1996. Prior to joining the SEC, Beese was a partner at Alex Brown & Sons, the oldest investment banking firm in the United States. In 1990, Mr. Beese was appointed as a Director of the Overseas Private Investment Corporation (OPIC). Currently, Mr. Beese serves as Senior Advisor to the Washington based Center for Strategic and International Studies (CSIS), a non-partisan think tank that has been at the forefront of shaping public policy for over 30 years. In addition, he is involved with the World Economic Forum, the Council on Foreign Relations and serves on the Boards of various public and private institutions, including Internet Securities, China.com and Aether Systems, Inc.

(b) Identify Significant Employees.

         Not Applicable.

(c) Family Relationships.

     There are no family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

(d) Involvement in Certain Legal Proceedings.

     The Company is not aware of any involvement by its current officers, directors, or other applicable persons regarding any civil, criminal, or bankruptcy proceeding or any other event that is required to be disclosed that relates to the past five years that are material to an evaluation or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the issuer.

Item 6.  Executive Compensation.

Name and Post            Year                Annual             LT
                                   Annual    Comp      Annual   Comp      LT
                                   Comp      Bonus     Comp     Rest      Comp       LTIP        All Other
                                   Salary    ($)       Other    Stock     Options    Payouts     (1)
----------------------------------------------------------------------------------------------------------------
Dr. M. G. "Pat"         1999       0
Robertson,
Chairman

Jim W. Foshee           1999       $100,000
President(8)

Richard                 1999       0                                                             $5,000 per
Jurgenson,                                                                                       month(2),(3)
Past President (8)

Joseph S. Kroll,        1999       $52,000             $5,260                                    (4) Car
Vice President                                                                                   Allowance,
                                                                                                 Commissions,
                                                                                                 Health Insurance.

Ann M. Owen,            1999       $34,320                                                       (5), (7), Dental
Secretary                                                                                        Insurance

Kathleen M.             1999       $34,320                                                       (6), Health
Smith, Treasurer                                                                                 Insurance

--------------------------------------
(1) This includes any fringe benefits that the stated employees are currently receiving.

(2) Richard Jurgenson is to receive $5,000 per month. Such amounts began to accrue on August 1, 1999 and will continue until January 1, 2000. It is uncertain whether the Company will, or will otherwise be able to, pay Mr. Jurgenson "back-pay" for the months he worked without receiving any salary.

(3) On February 17, 1999, Richard Jurgenson was granted a non-qualified stock option to purchase 50,000 shares of common stock in the Company at $1.05/per share. The stock option expires on February 17, 2009.

(4) On February 17, 1999, Joseph S. Kroll was granted an incentive stock option to purchase 25,000 shares of common stock in the Company at $1.05/per share. The stock option expires on February 17, 2009.

(5) On February 17, 1999, Ann M. Owen was granted an incentive stock option to purchase 25,000 shares of common stock in the Company at $1.05/per share. The stock option expires on February 17, 2009.

(6) On February 17, 1999, Kathleen Smith was granted an incentive stock option to purchase 15,000 shares of common stock in the Company at $1.05/per share. The stock option expires on February 17, 2009.

(7) On August 22, 1997 and June 12, 1998, Ann M. Owen was issued 2000 shares and 10,000 shares, respectively, of restricted common stock in the Company in payment of professional services rendered.

(8) In November 1999, Mr. Jurgenson voluntarily resigned as President of Natural Solutions, Inc. and the Board of Directors appointed Mr. Foshee President to replace Mr. Jurgenson.

1999 Stock Option Plan

         On November 11, 1998, one and one-half million (1.5 million) shares of restricted stock was set aside for compensation and outlined as non-qualified options at seventy-five cents ($0.75) per share. On February 19, 1999, the Company amended the vote of the Board of Directors to now include an Incentive Stock Option Plan whereby nine-hundred thousand (900,000) shares of restricted stock was to be set aside under the Non-Statutory Stock Option Plan for non-employee members of the Board of Directors, key personnel, consultants or independent contractors, and an Incentive Option Plan to include employees, and key personnel who render services which contribute to the success of the growth of the Company, whereby six-hundred thousand (600,000) shares of restricted stock was set aside. The price per share of the options is one dollar and five cents ($1.05). The Company's Incentive Stock Option Plan and Non-Statutory Stock Option Plan are both articulated within one plan titled "1999 STOCK OPTION PLAN".



Summary of Non-Qualified Stock Options

                        Name                  Number of     Grant         Expiration       Price
                                              Shares        Date          Date
Board of Directors
                        George Janke (1)      150,000       2/17/99       2/17/2009       $1.10/per
                                                                                          share
                        J. Carter Beese       50,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        William O.            30,000        2/17/99       2/17/2009       $1.05/per
                        Dannhausen                                                        share
                        Richard Jurgenson     50,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        Robert E. Freer       45,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
Other Key Personnel
                        Floyd Chapman         25,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        James McCann          25,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        Raymond Marshall      25,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        Libo Fineberg         10,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        Dorothy Morgan         5,000        2/17/99       2/17/2009       $1.05/per
                                                                                          share
                        Dr. Robert Hartley     5,000
Total Non-                                   420,000
Qualified
Options

--------------------------------------------
(1) George Janke has expressed that under his current employment contract he was granted stock due in 1998. George Janke deferred or waived this stock. The position of the Company is that George Janke deferred or waived his rights to future payment of any kind under this contract after his termination as Chief Executive Officer until the Company determines it has reached a profit level satisfactory to the Board of Directors. Mr. Janke contends the contract was simply a waiver for only one(1) year and that the Company remains obligated for the balance of the contract term. The issue remains unresolved. George Janke, however, has expressed that he would like to have the 150,000 shares that were deferred or waived due under the option as outlined above, and each year thereafter according to the terms and conditions of said employment contract.

Summary of Incentive Stock Options
Name                    Number         Grant Date      Expiration Date     Price
                        of
                        Shares
Ann M. Owen             25,000         2/17/99         2/17/2009           $1.05/per share
Dave Cook               5,000          2/17/99         2/17/2009           $1.05/per share
Donald Addison          5,000          2/17/99         2/17/2009           $1.05/per share
Harry Pack              25,000         2/17/99         2/17/2009           $1.05/per share
Joseph Kroll            25,000         2/17/99         2/17/2009           $1.05/per share
Kathleen Smith          15,000         2/17/99         2/17/2009           $1.05/per share
Kim Wilkins             5,000          2/17/99         2/17/2009           $1.05/per share
Leo C. Palmer           25,000         2/17/99         2/17/2009           $1.05/per share
Richard Weinert         5,000          2/17/99         2/17/2009           $1.05/per share
Ryan Bridges            5,000          2/17/99         2/17/2009           $1.05/per share
Sandra Funk             5,000          2/17/99         2/17/2009           $1.05/per share
Sandra Wolfe            10,000         2/17/99         2/17/2009           $1.05/per share
Valerie Muzzio          5,000          2/17/99         2/17/2009           $1.05/per share
                        155,000

Total Stock Options                                      575,000
(Non-Qualified + Incentive Stock Options)
                                       50

Item 7.  Certain Relationships and Related Transactions.

         On August 20, 1996, the then Vice President of the Company, George Janke, and the Company entered into a five year Employment Agreement at an annual salary of $85,000 per year with cost of living increases. The agreement also provided for up to 150,000 common shares to be issued on December 1 per year, for five years if certain performance goals are achieved. On August 10, 1997, the 1996 agreement was superseded by a new agreement retroactive to January 1, 1997. The term and salary of the new agreement remain essentially the same as the previous agreement but define the exercise dates and exercise prices of the options portion of the agreement. The position of the Company is that George Janke deferred or waived his rights to future payment of any kind under this contract after his resignation as Chief Executive Officer on July 30, 1999. Mr. Janke contends the contract was simply a waiver for only one(1) year and that the Company remains obligated for the balance of the contract term. The issue remains unresolved. See Part I, Item 6.
Executive Compensation, "1999 Stock Option Plan".

         Prior to the August  31,  1996  execution  of the  licensing  agreement described below, on August 16, 1996, in consideration of obtaining such licensing agreement concerning intellectual property rights related to de-icing and anti-icing products, and payment of five thousand dollars ($5,000), the Company issued founders shares to George Janke, in his capacity as trustee for certain family members, and to Warren D. Johnson, Jr. George Janke, as trustee, received five million eight-hundred thousand (5,800,000) shares of common stock and Warren D. Johnson, Jr. received six million four-hundred thousand (6,400,000) shares of common stock. These shares were issued pursuant to the exemption from registration provided by ss.4(2) of the Securities Act of 1933, as amended (the "Act") and ss.517.061(11) of the Florida Code.

         On August 31, 1996, IBA entered into an exclusive licensing agreement with Ice Ban USA, Inc. ("IBUSA") to exploit certain patents, patents pending and trademarks assigned to IBUSA. IBUSA is a Company owned by ICE BAN(R)'s inventor George Janke and Warren D. Johnson, Jr. The patents cover the use of agricultural by-products as road de-icing and anti-icing agents. The product is currently marketed as ICE BAN(R). The territory granted under this license included all of the United States except for upstate New York (north of the 42nd parallel) and Erie, Pennsylvania. These territories were later added to the Company's rights through subsequent corporate acquisition of Ice Ban, Inc. ("IBNY"). These areas, termed "out-territories" in the licensing agreement, were the subject of a previously extended non-assignable license to IBNY, a New York corporation. On March 30, 1998, IBUSA and IBA entered into an addendum to their previous agreement. The terms of the addendum state that IBUSA shall transfer one hundred and twenty-five thousand ($125,000) dollars to IBA's account for it to use such to pay for inventory and operations, at the sole discretion of IBA. IBA agreed to pay one ($1.00) dollar per ton additional fee to IBUSA for all IBA products sold annually up to twenty-five thousand ($25,000) dollars per year for six years, which would include interest and principal. The total repayment of the loan is one hundred fifty thousand ($150,000) dollars. IBA also acquired the exclusive right to market the trademarked product TEMBIND(R) from Tembec, Inc. IBA acquired this right through its acquisition of IBNY. TEMBIND(R) is a biodegradable, non-corrosive dust control and road stabilization product for use in the maintenance of unpaved roads. The Company now markets this product under the trademarked brands RB ULTRA(TM) Products. ICE BAN(R) and RB ULTRA(TM) Products are the three primary products offered by the Company.

         On August 31, 1996, IBUSA for consideration of one hundred thousand dollars ($100,000) granted IBA the use of those rights in an exclusive license agreement for the United States, excluding only counties in the State of New York north of the 42nd parallel and also excluding Erie County, Pennsylvania. IBUSA, is a Florida corporation controlled by Mr. George Janke, as trustee. George Janke was the Vice President and Director of the Company. IBUSA acquired the sole rights to the use of certain patent rights relating to roadway de-icing and anti-icing products and their related compositions. In consideration for obtaining said licensing agreement, and after having contributed five thousand dollars ($5,000) in cash, the Company issued six million four-hundred thousand shares (6,400,000) to Mr. Warren Johnson, a former President and Director of the Company and a former officer of IBUSA, and five million eight-hundred thousand shares (5,800,000) to Mr. George Janke, as trustee, for the benefit of certain members of Mr. Janke's family. The license agreement term is for seven years with one-year automatic renewals thereafter.
 See Part I, Item 1. -(b) Business of Issuer, Risk 6. Risk of Effective Failure of Certain Intellectual Property Rights; and Part I, Item 1. -(b) Business of Issuer, Risk 13. Uncertainty Regarding Protection of Proprietary Rights. The rights to the excluded territory were transferred to IBA on July 29, 1997 as a result of the acquisition of IBNY by IBA in 1997 and an amendment to exclusive license area agreement executed on August 31, 1998, between IBA and IBUSA. The "Amendment to Exclusive License Area Agreement", executed on August 31, 1998, extended the Company's license to cover the entire U.S. The amendment also granted certain rights to trademarks. These trademark rights were identified and listed as: (1) "ICE BAN", (2) "ICE BAN MAGIC" and (3) the ICE BAN(R) LOGO. These trademarks are "for [sic] anti-icing and de-icing composition for use on exterior surfaces."

         On March 5, 1997, an agreement was executed between Sears Oil Co., Inc. and IBNY, which calls for Sears to provide storage and thru-put services in Rome, NY. Such service would include receiving product by rail or truck, storage-in-tank, inventory control and reporting, provision of truck loading facilities, equipment maintenance and provision of normal supplies. This agreement also calls for minimum quantities of thru-put by IBNY. This contract is binding on any successors of such corporations.

         On May 1, 1997, IBA and Jeff Johnson entered into an employment agreement. Jeff Johnson was to receive a salary of thirty-six thousand ($36,000) dollars per year for each year of his employment with IBA. Jeff Johnson was to be Senior Vice President and Chief Operating Officer for a minimum term of three years, subject to the discretion of the IBA Board of Directors. For each of the three year term of the agreement, Johnson was to receive one hundred thousand (100,000) shares of stock on the anniversary of each full year term of employment for each of the years served. The total shares due under this provision was three hundred thousand (300,000) shares. The contract was to continue after the three year minimum time period until canceled or terminated by either party subject to one hundred and eighty (180) days notice. This employment agreement is currently the subject of arbitration. See Part II, Item
2. Legal Proceedings, Jeffrey Johnson vs. Natural Solutions.

         On June 1, 1997, IBNY agreed to lease approximately 700 feet of office space at 12118 East Yates Center Road, Lyndonville, New York at one thousand dollars ($1,000) per month. The term commenced on June 1, 1997 and runs for three (3) years, with first option to renew after the initial term. Mr. Jeffrey
A. Johnson was the owner of the property and lessor. Mr. Jeff Johnson was a Senior Vice-President, Chief Operating Officer and a Director of the Company at the time. See Part I, Item 7. "Certain Relationships and Related Transactions". On July 1, 1998, an addendum to the lease was executed and an increase in the monthly rent to one thousand thirty-five dollars ($1,035) commenced on July 1, 1998 due to installation of central air conditioning. On February 2, 1999, Ice Ban America, Inc. entered into an "Exclusive Right to Lease Contract" with Jeanne Whipple Realty concerning the property located at 12118 East Yates Center Rd., Lyndonville, New York. Mr. Johnson refused to cooperate with the Company to sublease the space and therefore effectively repudiated the contract.

         On July 29, 1997, the Company purchased 100% of IBNY for one million three-hundred thousand shares (1,300,000) of common stock of The Company. The Company had issued common stock to secure this acquisition. IBNY was owned in large measure by relatives of Warren D. Johnson, Jr., including Mr. Jeff Johnson, the Vice President of The Company. Mr. Jeff Johnson, an officer and director of the Company, was also an officer, director and shareholder of IBNY prior to the acquisition. Furthermore, 100,000 shares of the common stock of The Company was issued to IBUSA and as part of that transaction IBUSA received an assignment of the Patent Application for the BCS by-product. Messrs. Janke and Johnson control IBUSA through share ownership. IBUSA had previously assigned / transferred rights to ICE BAN(R) to IBNY. Thus, IBNY owned the rights to ICE BAN(R) for upstate New York (above the 42nd parallel), and owned the rights for Erie County, Pennsylvania, and had owned these rights before The Company was formed in 1996. IBNY also owned the rights to market TEMBIND in the United States. The compensation for the acquisition was effectively determined by George Janke and Warren D. Johnson, Jr. who, between them controlled both companies.

         On July 29, 1997, in an exchange of stock, the Company acquired IBNY, the only licensee with territorial rights to ICE BAN(R) in the U.S. (i.e. upstate New York and Erie, Pennsylvania) which was not included in the original license to the Company. This acquisition provided the Company with a fully operational and cash generating company to enhance its business. The acquisition, moreover, provided additional personnel experienced in the Company's line of business. IBA issued 1.3 million shares of its common stock to acquire 100% of the common stock of IBNY. In the same transaction, an additional one hundred thousand (100,000) shares of the Company was issued to IBUSA, a corporation which was owned by Warren D. Johnson, Jr. and George Janke, for the waiver of its non-assignability provision in its licensing agreement. Mr. Janke is the inventor of the patents that cover the ICE BAN(R) products. As a result of this acquisition of IBNY, the Company's license now extends to the entire United States. In acquiring IBNY, the Company had also acquired the national distribution rights to the TEMBIND(R) product. TEMBIND is a by- product of wood products. The Company would later re-brand the product as RB ULTRA(TM) Products.

         IBNY owned the license to the ICE BAN(R) products in upstate New York and Erie County, Pennsylvania, and also the license to market and distribute TEMBIND(R) in the United States. Included within the overall structure of the transaction was the obligation of IBNY to assign said rights to IBUSA (from whence they came) with the further agreement that IBUSA would assign the rights to the Company or its designee, which it did, in consideration for one hundred thousand (100,000) shares of the Company's common stock. Pursuant to the transaction, the 100,000 shares of the Company's common stock was issued to IBUSA in consideration for the waiver of its non- assignability provision in its licensing agreement with IBNY in regard to the license of ICE BAN(R) products in upstate New York and Erie County, Pennsylvania. Furthermore, in addition to the 100,000 shares of the common stock of The Company , IBUSA received an assignment of the Patent Application for the BCS by-product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On August 10, 1997, IBA and George Janke entered into an employment agreement with the Company. The agreement stated that George Janke was to be Chief Executive Officer for a minimum term of five (5) years, from January 1, 1997 thru December 31, 2001. George Janke was to receive eighty-five thousand dollars ($85,000.00) per year for each year of his employment with IBA, subject to cost of living adjustments. He was given the right to defer his compensation at his sole discretion, and may instead choose to receive payment in IBA stock based on the amount of salary due and the price that the IBA stock is listed as sold at the close of business on the last trading day each year. The agreement provided for a "shares of stock bonus." This bonus consists of up to one hundred and fifty-thousand (150,000) shares of restricted shares of common stock to be issued, per year, for five (5) years if certain performance goals are met. The agreement and Mr. Janke's employment with the Company, can be terminated after the five(5) year base term, however, each party is required to provide one hundred and eighty(180) days notice in writing of said termination or resignation. The position of the Company is that George Janke deferred or waived his rights to future payment of any kind under this contract after his resignation as Chief Executive Officer on July 30, 1999. Mr. Janke contends the contract was simply a waiver for only one(1) year and that the Company remains obligated for the balance of the contract term. The issue remains unresolved.

         On October 17, 1997, the Company formed Tembind America, Inc., a Nevada corporation. On July 22, 1998, the Company changed the name of Tembind America, Inc. to Roadbind America, Inc. This Company is still a 100% owned subsidiary of the Company. The rights to market the TEMBIND(R) product and the use of the trademark as set forth in a distributor agreement dated October 12, 1995 were assigned to Tembind America, Inc., from the Company, which had acquired the rights through the acquisition of IBNY. Then, on December 12, 1997, the Company caused ICE BAN Holdings, Inc. to be formed in Florida. The stock of IBNY was transferred to Ice Ban Holdings, Inc. subsequent to its formation pursuant to the Company's acquisition agreement dated July 29, 1997. Ice Ban Holdings, Inc. is a 100% owned subsidiary of the Company.

         On April 23, 1998, the Company issued 35,000 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         In June of 1998, the Company purchased one hundred thousand shares (100,000) of the common stock of IBAC Corporation (the Canadian licensee of ICE BAN(R) products under an agreement with IBUSA) for one hundred ten thousand dollars ($110,000). The investment amounted to less than one percent (1%) of the approximately thirteen million seven-hundred fifty- five thousand shares (13,755,000) outstanding of IBAC Corporation. There exists a commonality of members of the Board of Directors and officers of both the Company and IBAC Corporation. There is also substantial ownership of stock in each company by George Janke, as trustee. At the time Mr. Jeffrey Johnson was Vice President and a Director of IBAC Corporation and the Company.

         On June 4, 1998, a "Lease" was entered into between 1194 Corporation, of North Palm Beach, Florida, and Tembind America, Inc. for a three year lease, from July 1, 1998 to June 30, 2001, of property to be used for the sale and storage of materials. George Janke and IBUSA agreed to share in the leasing of this warehouse space.

         On June 8, 1998, a "Commercial Contract & Lease" was entered into between Ted Gaczynski, President of R. Conley, Inc. and Jeffrey Johnson, Vice President of IBNY. IBNY agreed to lease from R. Conley, Inc. premises situated in Erie, New York. This was a contract commencing on July 1, 1998 and terminating on July 1, 1999 for the use and occupation of premises for storage
(tank) and handling of product.

         During the Company's fiscal year ended July 31, 1998 the Company made payments in both cash and stock to either Robert E. Freer, Jr., Esq., or two law firms in which he was or is a principal. Mr. Freer became a Director of the Company in April, 1998. Cash payments totaling $185,901 and 35,000 shares of common stock valued at $139,344 were paid directly to these firms for legal services performed and disbursements made on behalf of the Company prior to his becoming a director. In addition 50,000 shares valued at $216,125 were issued directly to Mr. Freer, also before he became a director.

         On August 25, 1998, an agreement was entered into among Sears Petroleum & Transport Corp., Sears Oil Co., Inc. ("Sears"), IBA and Sears Environmental
Applications Company, LLC ("SEACO").   The agreement provided for Sears to have
the right to purchase up to one and one-half million gallons (1,500,000) of ICE BAN(R), subject to certain provisions relating to resales to SEACO. On October 8, 1998, the Company issued 19,674 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. in payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On February 10, 1999, the Company issued 22,687 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On April 16, 1999, the Company issued 17,957 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On or about, May 5, 1999, Richard Jurgenson was elected Chairman of the Board of Directors. Richard Jurgenson first joined the Company's board in April 1998 and was President of MCP as well as one of its founders.

         In August 1999, NSC filed a claim against Jeffrey Johnson, a former officer of the Company, members of the Warren Johnson, Jr. family and others charging fraud, conversion of funds, civil theft, embezzlement, tortuous interference and racketeering under the RICO statute. The Company requested the trustee in Kapila Trustee vs. Warren Douglas, Jr. et al. (U.S. Bankruptcy Court, Southern District of Florida Case No. 92-33339 BKC SHF Chapter 7) to rescind the issuance of approximately five million shares of the Company's stock issued to the Johnson Family and which has now been frozen by the Bankruptcy Trustee. The lawsuits that were filed by the Johnsons and others alleged that the Company does not have a legitimate ownership in one of the patents it claims and for that reason investors and others were misled. This patent relates to the "Toth" patent. See Part I., Item 1. Description of Business. -(b) Business of Issuer,
(4) "Competitive business conditions and issuer's competitive position in the industry and methods of competition."

         On October 29, 1999, the Company entered into a Stock Purchase Agreement with Dr. Pat Robertson wherein he invested an additional one million dollars ($1,000,000) in the Company in exchange for 4,000,000 shares of restricted common stock, $0.001 par value per share. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. Mr. Robertson was elected Chairman of the Board of Directors subsequent to the closing of the aforementioned Stock Purchase Agreement.

Item 8.  Description of Securities.

         (a) Common or Preferred Stock.

         The Company is authorized to issue 55,000,000 shares of common stock, $0.001 par value per share (the "Common Stock"). As of September 30, 1999 there were fifteen million eight hundred eighty-nine thousand (15,889,000) shares of common stock outstanding.

         Subject to any superior rights of any outstanding preferred stock of the Company, the holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of shareholders. All of the shares of Common Stock now outstanding are fully paid and non-assessable and all shares of Common Stock which were subject to offerings, when issued, would have been fully paid and non-assessable. Holders of the Common Stock of the Company do not have cumulative voting rights, which means that the holders of a majority of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected by the holders of the Common Stock if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

         The Company is authorized to issue 20,000,000 shares of preferred stock, $0.001 par value per share (the "Preferred Stock"). The Preferred Stock may be issued from time to time in one or more classes or series, each class or series of which shall have the voting rights, designations, preferences and relative rights as fixed by resolution of the Company's Board of Directors, without the consent or approval of the Company's shareholders. The Preferred Stock may rank senior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have extraordinary or limited voting rights. There are no shares currently outstanding.

         The transfer agent for the common stock of the Company is Atlas Stock Transfer Company located at 5899 South State Street, Salt Lake City, Utah 84107.

         (b) Debt Securities.

         There are no debt securities to be registered and no provisions required to be disclosed.

         (c) Other Securities to Be Registered.

         None.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         (a) Market Information.

         The Company's common stock is traded on the NASD Over-the-Counter Bulletin Board (OTC Bulletin Board). The Company's stock symbol is "ICEB". The Company makes no assurances whether NSC will be able to maintain the requirements necessary for such listing. The Company could become de-listed from such market if certain regulatory requirements are not met; such regulatory requirements which could risk de-listing include the timing of the filing of this SEC disclosure document (Form 10-SB). As of November 15, 1999 there were nineteen million nine hundred ninety-six thousand five hundred and forty (19,996,540) shares outstanding. A summary of the historical quotes for the Company's common stock is presented in table form below. Over- the-counter market quotations are provided. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The prices (high/low) are rounded up or down to the nearest one-hundredth. The time periods are the Company's fiscal year which begins on August 1 and ends the following July 31; the comparative calendar year time period is displayed in parenthesis under the time period heading for the normal calendar year. Data for the past month of August 1999 (calendar) is also shown.


                                               Historical Quotes*
      Fiscal Year        Normal Calendar             High            Low      Total Volume
                              Year
    New Fiscal Year       (August 1999)              2.69           0.81         31,400
    4th Quarter 1999     (May 99-Jul 99)             1.56           0.81         21,500
    3rd Quarter 1999     (Feb 99-Apr 99)             2.13           1.38         55,900
    2nd Quarter 1999     (Nov 98-Jan 99)             5.00           2.00         71,200
    1st Quarter 1999     (Aug 98-Oct 98)             6.50           3.88        112,600

    4th Quarter 1998     (May 98-Jul 98)             7.00           4.66         41,900
    3rd Quarter 1998     (Feb 98-Apr 98)             7.50           5.50         83,200
    2nd Quarter 1998     (Nov 97-Jan 98)            14.25           6.55        101,500
    1st Quarter 1998     (Aug 97-Oct 97)            14.25           5.00         91,200

--------------------------
* Data used in the construction of this chart was obtained from Yahoo!Finance.

         (b) Holders.

         As of November 15, 1999 the approximate number of holders of record of the Company's common stock is 482.

         (c) Dividends.

         The Company has never declared any dividends and does not intend to declare any in the foreseeable future. The Company is, however, through its Directors, authorized by "ARTICLE VI. DIVIDENDS" of its by-laws to declare dividends from time to time.


Item 2.  Legal Proceedings.

     1. Jeffrey Johnson vs. Natural Solutions, Case No. CL-99-3185, in the Circuit Court in and for Palm Beach County, Florida. This was a lawsuit by Jeff Johnson filed on March 26, 1999, seeking to enforce his employment agreement. The employment agreement called for arbitration and the Company successfully moved to have the case arbitrated. Johnson has filed an arbitration proceeding and the Company has responded with an answer and defenses. The Company expects that this matter will be arbitrated sometime in January, 2000.

     Dianne Johnson and Johnson Family vs. Ice Ban America, IBAC Corporation, Case No. 99-8228, United States District Court, Southern District of Florida. This lawsuit was filed on March 26, 1999. It is a lawsuit for securities fraud by the Johnson family seeking damages for breach of various security regulations and laws due to alleged violations by IBA and IBAC. IBA filed a Motion to Dismiss. Natural Solutions Corporation and IBAC filed a Counterclaim to rescind the sale of the founders stock. The stock owned by the Johnson family is founders stock for which the Johnson family paid approximately $4,000 to Natural Solutions Corporation and $6,000 to IBAC. Recently IBA and IBAC have filed a substantial counterclaim, alleging breach of fiduciary duty, breach of securities acts, RICO, fraud, etc. against the Johnson family arising out of the actions of Warren D. Johnson, Jr., and the Johnson family in selling restricted founders shares of stock in private sales before the restrictions were lifted. Initial discovery has been done in this case. Although scheduled for trial in January, 2000, the Plaintiffs have recently moved to extend the trial date.

     Dianne Johnson and the Johnson Family vs. Natural Solutions Corporation, Ice Ban USA, Inc. and George Janke, Case No. 99-5305, in the Circuit Court in and for Palm Beach County. This is a lawsuit by the Johnson Family seeking to rescind the sale of Ice Ban, Inc., (New York) to Natural Solutions Corporation, which sale occurred in the summer of 1997, based upon alleged fraudulent misrepresentations surrounding the ownership of the Toth patent. The Company has filed an answer, affirmative defines, and counterclaim similar to the counterclaim in item #2.

     Minnesota Corn Processors vs. Natural Solutions Corporation, Ice Ban USA, Inc., George A. Janke, Case No. 99-8405, in the United States District Court, Southern District of Florida. This lawsuit was filed on May 28, 1999. This is a lawsuit for fraudulent misrepresentation and for a recission of an Agreement of Sale between MCP and NSC also based upon misrepresentations regarding the Toth patent. The Company's legal counsel moved to dismiss the initial Complaint and MCP filed an Amended Complaint. In the Amended Complaint, the same claims were made, and the claims were made to collect approximately $230,000 purportedly due and owed by NSC to MCP. The Company has not yet responded to the Amended Complaint but is planning on responding with a Motion to Dismiss. The Company has recently filed a scheduling agreement and scheduling order which would set this case for trial in September 2000. Discovery of MCP representatives had been scheduled but was delayed due to settlement discussions. This case was resolved by settlement on October 8, 1999. Final papers have been executed.

     Natural Solutions Corporation and Ice Ban USA, Inc. vs. Sears Oil, Sears Petroleum, et al., Case No. 99-3344. In the Circuit Court in and for Palm Beach County. This is a lawsuit filed on April 6, 1999, by Natural Solutions
Corporation and Ice Ban USA for tortuous interference with NSC's rights to acquire the Toth patent from the Hungarian inventors. This action also claims breach of fiduciary duty, breach of a confidentiality agreement by Sears and others acting in concert with Sears. Service has been obtained on most of the Defendants, and motions to dismiss, motions for lack of personal jurisdiction, and motions to transfer to New York were scheduled for late August 1999. Some limited discovery on jurisdiction has been undertaken in this case.

     Sears Oil Company vs. Natural Solutions Corporation, Ice Ban USA, George Janke, et al., Case No. 99-CV-704-DNH. This is an action filed on January 25, 1999, in New York State Court, but removed to New York Federal Court. This action alleges fraudulent misrepresentations based upon the ownership of the Toth patent and fraudulent inducement into a certain contract for the distribution of product in New England based upon fraudulent misrepresentations regarding ownership of the Toth patent. Motions have been filed by IBUSA and George Janke for lack of jurisdiction and motions have been filed by all Defendants for failure to state a cause of action. No trial has been scheduled in this case, and if the motions are unsuccessful, we contemplate filing counterclaims similar to the case referenced in paragraph 5 above. Plaintiff has recently amended their Complaint alleging patent infringement of the Toth patent. In October 1999 Sears Oil and Sears Petroleum sought a temporary restraining order that SeaCo was the exclusive distributor for Ice Ban(R)product in the New England States. The Judge denied their request for TRO and Sears withdrew its claim for injunctive relief in late October 1999.

     Ice Ban America, Inc. vs. Innovative Municipal Products, Inc., Case No. 99-00710, State Court of New York. This lawsuit was filed on March 24, 1999, by IBA to recover two hundred fifty-thousand dollars ($250,000) owed to it by its New York distributor, Innovative Municipal Products, Innovative has filed affirmative defenses and counterclaims based upon the misrepresentation regarding the Toth patent. Natural Solutions has answered and filed affirmative defenses on the counterclaim. Discovery is ongoing in this case, and it has not been set for trial.

Item 3.  Changes in and Disagreements with Accountants.

         The Company's auditor is Cronin & Co., Certified Public Accountants, with it principal address at 12 Blandford Lane, Fairport, NY 14450. The Company has had no changes in its accountants or auditors, nor any disagreements with such.

Item 4.  Recent Sales of Unregistered Securities.

     The Company relied upon ss.3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under ss.3(b) of, or in violation of ss.5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of ss.13 or ss.15(d) of the Securities Act of 1934, as amended, (b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

         The Company relied upon ss.4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

         The Company relied upon Florida Code ss.517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under ss.517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

         The facts relied upon to make the New York exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed 40 persons (including offerees who reside outside the State of New York); (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) that at the time of filing no offering had yet been made to any resident of the State of New York, (iv) that the offering is to be made to personal friends, relatives, and business associates and other principals of the issuer, (v) these common shares have been issued or sold in reliance of Section ss.359-f(2) of the New York General Business Law, (vi) each purchaser executed a statement to the effect that the securities purchased have been purchased for their own account and not for the resale to any other persons; (vii) that they have adequate means of providing for their current needs and possible personal contingencies; and (viii) they do not have a need for liquidity of this investment.

         The facts relied upon to make the Maryland exemption available include compliance with ss.4(2) of the Act. Such a security is a covered security within the meaning of ss.18(b)(4)(D) of the Act. Pursuant to ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code, such securities are exempt from registration requirements. The issuer is required under Maryland law to, no later than 15 days after the first sale of securities in Maryland, submit a notice filing subject to certain guidelines and any applicable fees. The issuer has not as of yet made the requisite notice filing in the State of Maryland.

         The facts relied upon to make the Virginia exemption available include compliance with ss.4(2) of the Act. Such security is a covered security within the meaning of ss.18(b)(4)(D) of the Act. Pursuant to ss.13.1-507 of the Virginia Code such securities are exempt from registration requirements. Pursuant to Rule 21 VAC 5-40-120 of the Virginia Code such issuer is required to submit a notice filing subject to certain guidelines and any applicable fees. The issuer has not as of yet made the requisite notice filing in the State of Virginia.

         Prior to the August 31, 1996 execution of the licensing agreement, on August 16, 1996, in consideration of obtaining such licensing agreement concerning intellectual property rights related to de-icing and anti-icing products, and payment of five thousand dollars ($5,000), the Company issued founders shares to George Janke, in his capacity as trustee for certain family members, and to Warren D. Johnson, Jr. George Janke, as trustee, received five million eight-hundred thousand (5,800,000) shares of common stock and Warren D. Johnson, Jr. received six million four-hundred thousand (6,400,000) shares of common stock. These shares were issued pursuant to the exemption from registration provided by ss.4(2) of the Securities Act of 1933, as amended (the "Act") and ss.517.061(11) of the Florida Code.

         During the period from September 23, 1996 through November 1, 1996, the Company sold one million shares (1,000,000) of its common stock at ten cents ($0.10) per share, raising a total of $100,000. This offering was conducted pursuant to ss.3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. This offering was made in the State of New York and to non-resident foreign citizens. An offering memorandum was used in connection with the offering.

         Commencing December 30, 1996 and through February 1, 1997, the Company sold nine hundred thousand shares (900,000) of its common stock at one dollar ($1.00) per share, raising a total of $900,000. This offering was conducted pursuant to ss.3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. This offering was made in the State of New York and to non-resident foreign citizens. An offering memorandum was used in connection with the offering.

         On February 21, 1997, the Company entered into an agreement to sell common stock to Minnesota Corn Processors Company (MCP) in exchange for supplies of the by-product which MCP produces and which the Company brands ICE BAN(R). This arrangement provided the Company with nearly fifty percent (50%) of the Company's product supply. Mr. Richard Jurgenson, former President of MCP and the executive that guided MCP to a preeminent position in the corn processing industry, and who was instrumental in negotiating MCP's stock sale to ADM, also at that time agreed to join the Board of Directors of the Company. In accord with this agreement, on February 21, 1997, the Company committed one million one-hundred seventy thousand (1,170,000) shares of common stock to MCP for the exchange of raw material for the ICE BAN(R) product. The amount of raw material is based on the market value of the product and the stock at the time of shipment based upon a formula agreed to between the Company and MCP. The contract's provisions include: (1) MCP agreed to conduct laboratory and field testing of ICE BAN(R) and TEMBIND(R), (2) MCP agreed to use its resources to promote further development of ICE BAN(R) and TEMBIND(R), (3) MCP agreed to provide tankage and distribution as well as sales and service in its market, (4) MCP agreed to confidentiality and non-compete provisions, (5) the Company granted MCP an option to purchase an additional 1,170,000 shares on the same terms as previously agreed to, and (6) IBA granted MCP pre-emptive rights to maintain a 15% stake in the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 of Regulation D ("Rule 506"), promulgated thereunder, and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On July 29, 1997, in an exchange of stock, the Company acquired IBNY, the only licensee with territorial rights to ICE BAN(R) in the U.S. (i.e. upstate New York and Erie, Pennsylvania) which was not included in the original license to the Company. This acquisition provided the Company with a fully operational and cash generating company to enhance its business. The acquisition, moreover, provided additional personnel experienced in the Company's line of business. IBA issued 1.3 million shares of its common stock to acquire 100% of the common stock of IBNY. In the same transaction, an additional one hundred thousand (100,000) shares of the Company was issued to IBUSA, a corporation which was owned by Warren D. Johnson, Jr. and George Janke, for the waiver of its non-assignability provision in its licensing agreement. Mr. Janke is the inventor of the patents that cover the ICE BAN(R) products. As a result of this acquisition of IBNY, the Company's license now extends to the entire United States. In acquiring IBNY, the Company had also acquired the national distribution rights to the TEMBIND(R) product. TEMBIND is a by- product of wood products produced by Tembec, Inc. The Company would later re-brand the product as RB ULTRA(TM) PRODUCTS.

         IBNY owned the license to the ICE BAN(R) products in upstate New York and Erie County, Pennsylvania, and also the license to market and distribute TEMBIND(R) in the United States. Included within the overall structure of the transaction was the obligation of IBNY to assign said rights to IBUSA (from whence they came) with the further agreement that IBUSA would assign the rights to the Company or its designee, which it did, in consideration for one hundred thousand (100,000) shares of the Company's common stock. Pursuant to the transaction, the 100,000 shares of the Company's common stock was issued to IBUSA in consideration for the waiver of its non- assignability provision in its licensing agreement with IBNY in regard to the license of ICE BAN(R) products in upstate New York and Erie County, Pennsylvania. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On August 22, 1997, the Company issued to David Wright a total of 5,000 shares of its common stock, Ann M. Owen a total of 2,000 shares, Continental Capital & Equity Corp. a total of 55,000 shares, and Cullen M. Ryan a total of 10,000 shares, all in payment of professional fees. The Company relied upon the exemption to registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code. On the same date, the Company issued Castlebar Industries Corp. Profit Sharing Plan a total of 10,000 shares in payment of professional fees. The Company relied upon ss.49:3-50(b)(9) of the New Jersey Code and upon ss.4(2) of the Act and Rule 506. Robert E. Freer was issued 40,000 shares in payment of professional fees as well. The Company relied upon the exemption from registration provided by ss.4(2) and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

         On or about November 7, 1997, Pat Robertson entered into an agreement with the Company which allowed him to acquire up to one million shares of restricted common stock over the next two years. On November 7, 1997, a total of 150,000 shares was issued at the purchase price of $7.50 per share, and warrants to purchase an additional 1,000,000 shares of common stock were issued by and in consideration for an aggregate price of $1,125,000 if all warrants are exercised. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.


Summary of Company's Warrants Issued to Pat Robertson on November 7, 1999

Date            Designation  Exercise    Exercise    Exercise       Shares      Replaced by
                             Date        Date        Price
                             Starting    Ending
11/07/97        W-1          11/07/97    6/07/99     $7.50/share    150,000     W-1A
                                                                                (8/10/1999)
11/07/97        W-2          11/07/97    6/07/99     $12.00/share   350,000     W-2A
                                                                                (8/10/1999)
11/07/97        W-3          11/07/97    1/07/00     $7.50/share    150,000     W-1A
                                                                                (8/10/1999)
11/07/97        W-4          11/07/97    1/07/00     $15.00/share   350,000     W-2A
                                                                                (8/10/1999)
Total                                                               1,000,000

         On December 19, 1997, the Company issued 4,651 shares of its common stock to Minnesota Corn Processors (MCP) as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On February 20, 1998, the Company issued 25,391 shares of its common stock to Minnesota Corn Processors (MCP) as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On March 4, 1998, the Company issued 10,000 shares of its common stock to Robert E. Freer as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

         On April 23, 1998, the Company issued 35,000 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On June 12, 1998, the Company issued 10,000 shares of its common stock to Floyd Chapman and 10,000 shares of its common stock to Ann M. Owen, both were for payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On June 16, 1998, the Company issued 914 shares of its common stock to MCP in payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd.
2)(h) of the Minnesota Code.

         On July 17, 1998, the Company issued 20,000 shares of its common stock to Richard Stanton as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

         On August 13, 1998, the Company issued 10,000 shares of its common stock to Leo Palmer as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On September 15, 1998, the Company issued 784 shares of its common stock to MCP as payment for product. The Company relied upon the exemption provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On October 8, 1998, the Company issued 19,674 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. in payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On January 11, 1999, the Company issued 200 shares of its common stock to Andrew Deggeller as an award. The Company relied upon the exemption provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On January 21, 1999, the Company issued 9,465 shares of its common stock to Minnesota Corn Processors (MCP) as payment for product. The Company relied upon the exemption provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

         On February 10, 1999, the Company issued 22,687 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On March 25, 1999, the Company issued 24,761 shares of its common stock to MCP as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 of the Minnesota Code. Also, on March 25, 1999, the Company issued 3,056 shares of its common stock to Nick D. Hansen for as payment for professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

         On April 16, 1999, the Company issued 17,957 shares of its common stock to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

         On August 11, 1999, Pat Robertson invested an additional seven hundred fifty thousand dollars ($750,000) with the Company. In consideration for this additional investment, Pat Robertson received stock warrants. NSC and Pat Robertson executed a convertible debenture whereby the Company is to pay Pat
Robertson on August 11, 2001 the principal sum of seven hundred and fifty-thousand dollars ($750,000), interest is ten percent (10%) per annum which interest may be converted at the Company's election to pay in cash or shares of its common stock, each share to be valued at seventy-five cents per share ($0.75/share). On August 11, 2001 upon the execution of Election to Convert, the debenture may be converted to shares of stock on the outstanding amount due at seventy-five cents per share ($0.75/share) or the Company will pay the debenture back in cash. In the event that NSC is unable to pay back the debenture at the end of two years and Pat Robertson does not wish to convert said debenture into shares of NSC's stock, a third-party, namely George Janke, who is also a related party of the Company, acting as Trustee for the Janke Family Trust, has secured this debenture with collateral. In addition to this August 11, 1999 debenture, the associated Warrants were executed on August 10, 1999. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

Summary of Company's Warrants Issued to Pat Robertson on August 10, 1999

Date         Designation     Exercise      Exercise     Exercise        Shares      Replaces the
                             Date          Date         Price                       following
                             Starting      Ending                                   warrants
08/10/99     W-1A            08/10/99      08/28/00     $0.75/share     1,000,000   W-1 and W-3
                                                                                    (from 11/07/97
                                                                                    Agreement)
08/10/99     W-2A            8/10/99       8/09/04      $0.75/share     2,000,000   W-2 and W-4
                                                                                    (From 11/07/97
                                                                                    Agreement)
Total                                                                   3,000,000

         On October 29, 1999, the Company entered into a Stock Purchase Agreement with Dr. Pat Robertson wherein he invested an additional one million dollars ($1,000,000) in the Company in exchange for 4,000,000 shares of restricted common stock, $0.001 par value per share. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. Upon the closing of the above Stock Purchase Agreement Mr. Robertson was appointed as Chairman of the Board of Directors of the Company.


Item 5.  Indemnification of Directors and Officers.

         The Company's by-laws provide for indemnification of Directors and Officers. Specifically, ARTICLE V. "INDEMNIFICATION OF OFFICERS AND DIRECTORS", provides that the corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor. The indemnification covers actual and necessary expenses incurred by them in connection with the defense of any action, suit or proceeding, in which they, or any of them, are made parties, or a party, be reason of being or having been a Director or Officer, except it does not provide coverage in relation to matters as to which they shall have been adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

PART F/S

The Financial Statements of Natural Solutions, INC., and Notes to Financial Statements together with the Independent Auditor's Report of Cronin and Company, CPA's, required by this Item 13 commence on page F-1 hereof and are incorporated herein by this reference.

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report............................F-1

Balance Sheets..........................................F-2

Income Statement .......................................F-3

Statements of Cash Flows................................F-4

Statements of Changes in Stockholders' Equity...........F-5

Summary of Significant Accounting Policies..............F-6

Notes to Financial Statements...........................F-8

                                Cronin & Company
                          Certified Public Accountants
                             1574 Eagle Nest Circle
                          Winter Springs, Florida 32708

Board of Directors and Shareholders
Natural Solutions Corporation
North Palm Beach, Florida

  We have audited the accompanying consolidated balance sheet of Natural Solutions Corporation as of July 31, 1999 and 1998 and the related consolidated statements of income, cash flows and stockholders' equity for the years then ended. The financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards except as described in the following paragraph. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natural Solutions Corporation as of July 31, 1999 and 1998 and the results of its operations, its cash flows and changes in stockholders' equity for the years then ended in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has been in the development stage since inception, August 14, 1996, and has incurred operating losses of $ 5,133,173 through July 31, 1999. As a result of these continued losses, the Company has been unable to generate sufficient cash flow from its operating activities to support current operations. The Company's ability to generate sufficient future cash flows from its operating activities in order to sustain future operations cannot be determined at this time. The Company has primarily funded its operations through the sale of its common stock. There can be no assurance that the Company will be able to do so in the future, and, if so, will provide sufficient capital and on terms favorable to the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from the outcome of these uncertainties.


September 2, 1999
(except for note 14 which is as of December 3, 1999)

/s/Cronin & Company
Certified Public Accountants

                          NATURAL SOLUTIONS CORPORATION
                          (a development stage company)
                    (formerly known as ICE BAN AMERICA, INC.)
                                  Balance Sheet
                             July 31, 1999 and 1998
ASSETS

                                                                     July 31, 1999        July 31, 1998
Current Assets:
  Cash & Cash Equivalents                                        $               0     $        125,265
  Receivables -Trade                                                        86,339              401,503
                       -Employees                                                0               11,221
                       -Other                                                5,375              122,746
  Inventories                                                              626,872              698,582
  Prepaid Expenses                                                          62,736               94,740
                                                                       -----------         ------------
   Total Current Assets                                                    781,322            1,454,057

Property & Equipment-Net                                                   112,453              119,228

Investment in Affiliate                                                     18,750              110,000

Other Assets:
  Licensing Agreement (net of amortization)                                419,620              522,341
  Other Intangible Assets                                                    3,686                3,686
  Deferred Tax Asset                                                             0              217,606
                                                                     -------------           ----------
    Total Other Assets                                                     423,306              743,633

Total Assets                                                          $  1,335,831        $   2,426,918
                                                                         =========           ==========

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable-Trade                                             $   1,115,754         $   430,391
  Accrued Expenses                                                         180,856              17,527
  Current Portion of Long Term Debt                                         82,000              82,000
  Current Portion of Long Term Debt-Related Parties                        124,968              61,951
  Liability to Issue Common Stock                                                0              50,000
                                                                    --------------          ----------
   Total Current Liabilities                                             1,503,578             641,869

Long Term Debt-Related Parties                                             132,032             195,049

Stockholders' Equity:
  Common Stock   Authorized-55 Million Shares
                              Issued-15.997 Million Shares                  15,997              15,889
  Additional Paid-in Capital                                             4,939,124           4,512,276
  Other Comprehensive Income                                              (121,727)            (25,477)
  Deficit Accumulated During Development Stage                          (5,133,173)         (2,912,688)
                                                                       -----------          ----------
   Total Stockholders' Equity                                             (299,779)          1,590,000

  Total Liabilities & Stockholders' Equity                           $   1,335,831       $   2,426,918
                                                                         =========         ===========

                                       F-2
                  See Summary of Accounting Policies and Notes
                     to Consolidated Financial Statements.

                                           NATURAL SOLUTIONS CORPORATION
                                           (a development stage company)
                                     (formerly known as ICE BAN AMERICA, INC.)
                                                  Income Statement
                                               July 31, 1999 and 1998



                                                       Fiscal Year             Fiscal Year           Aug. 14, 1996
                                                             Ended                   Ended            ( inception)
                                                     July 31, 1999           July 31, 1998        To July 31, 1999
                                                     -------------           -------------        ----------------
                                                  C>
Net Sales                                                2,100,199         $     1,994,415         $     4,594,662

Costs  Applicable to Sales & Revenue                     1,601,552               1,635,726               3,593,573
                                                       -----------            ------------           -------------

Gross Profit                                               498,647                 358,689               1,001,089
Selling, General & Administrative Expenses               2,455,157               2,953,134               6,104,507
Interest                                                    47,017                   2,485                  49,502
                                                      ------------           -------------           -------------

(Loss) Before Other Income And Income Taxes             (2,003,527)             (2,596,930)             (5,152,920)

Other Income:
  Investment Income                                            648                  10,212                  20,072
                                                   ---------------           -------------          --------------

Net Income (Loss) Before Taxes                          (2,002,879)             (2,586,718)             (5,132,848)

Income Tax Expense (Benefit)                               217,606                      0                     325
                                                     -------------           --------------           -------------

Deficit Accumulated During Development
Stage                                             $     (2,220,485)       $     (2,586,718)       $      (5,133,173)
                                                     =============             ============          ==============

Basic Net Loss Per Common Share                      $      (0.14)        $       (  0.16)
                                                     =============              ==========

Weighted Average Common Shares                          15,923,733              15,753,032
                                                       ===========            ============
Outstanding







                                       F-3


                  See Summary of Accounting Policies and Notes
                      to Consolidated Financial Statements.


                          NATURAL SOLUTIONS CORPORATION
                          (a development stage company)
                    (formerly known as ICE BAN AMERICA, INC.)
                             Statement of Cash Flows
                             July 31, 1999 and 1998



                                                             Fiscal Year          Fiscal Year            Aug.14, 1996
                                                                   Ended                Ended             (inception)
                                                           July 31, 1999        July 31, 1998        To July 31, 1999
                                                           -------------        -------------        ----------------
Operating Activities:
Deficit Incurred During Development Stage                 $   (2,220,485)     $    (2,586,718)       $     (5,133,173)
Non-Cash Expenses Included in Net Income:
   Depreciation & Amortization                                   120,722              189,965                 327,896
   Bad Debts                                                     340,781              116,932                 457,713
   Adjustment for Deferred Taxes                                 217,606                    0                       0
   Product & Services Purchased for Stock & Options              426,957            1,732,612               2,159,569
Adjustments to Reconcile Net Loss to Cash
Provided (Consumed) by Operating Activities:
  (Increase) in Accounts Receivable                              (25,617)            (399,939)               (475,536)
  (Increase) Decrease in Inventory                                71,710             (572,466)               (596,007)
  (Increase) Decrease in Prepaid Expenses                        (17,996)              24,331                 (62,759)
   Increase in Accounts Payable & Accruals                       834,444               87,031               1,191,969
                                                             -----------        -------------            -------------
Cash Consumed by Operating Activities                           (251,878)          (1,408,252)            (2,130,328 )

Financing Activities:
  Proceeds From the Issuance of Common Stock                           0            1,125,122               2,202,592
  Payment of Offering Costs                                            0                    0                 (19,273)
  (Payment) of Long Term Debt                                          0                    0                 (50,000)
   Proceeds of Long Term Debt                                          0               62,000                  62,000
  (Payment) of Long Term Debt-Related Parties                     (5,037)            (155,000)               (160,037)
   Proceeds of Long Term Debt-Related Parties                     10,883              412,000                 422,883
                                                             -----------           ----------             -----------
Cash Generated by Financing Activities                             5,846            1,444,122               2,458,165

Investing Activities:
  Payment of Organization Costs                                        0                    0                    (905)
  Expenditures on Research & Development                               0                    0                 (30,784)
  Fees Paid for Patents & Trademark Registration                       0                    0                 (42,357)
  Acquisition of Equipment                                       (11,225)             (89,483)               (126,866)
  Payment of Initial Licensing Fee                                     0                    0                (100,000)
  Advances to Affiliates & Employees                                   0             (114,870)               (114,870)
  Payments Collected on Advances                                 122,746               41,059                 163,805
  Purchase of Investment in Affiliate                             (5,000)            (110,000)               (115,000)
                                                             -----------          -----------               ---------
Cash Expended on Investing Activities                            106,521             (273,294)               (366,977)

Net Decrease in Cash                                            (139,511)            (237,424)                (39,140)
Cash & Cash Equivalents-Beginning                                125,265              362,689                  24,894
                                                              ----------          -----------              ----------

Cash & Cash Equivalents-Ending-(Included in payables)    $       (14,246)    $        125,265          $      (14,246)
                                                             ===========          ===========             ===========

                                       F-4
                 See Summary of Accounting Policies and Notes
                      to Consolidated Financial Statements.

                          NATURAL SOLUTIONS CORPORATION
                          (a development stage company)
                    (formerly known as ICE BAN AMERICA, INC.)
            Consolidated Statement of Changes in Stockholders' Equity
                  August 14, 1996 (inception) to July 31, 1999





                                                                                     Common Stock


                                                                                                              Deficit
                                                                                                              Accumulated
                                                                                  Additional   Other          During
                                                                                  Paid-in      Comprehensive  Development
                                                      Shares      Par Value       Capital      Income         Stage
  Balance July 31, 1997                               15,400,000  $   15,400                   $ (25,477)     $   (325,970)
                                                                                  1,062,997

Stock Issued to Secure Additional Licensing Rights       100,000         100
Stock Issued for Services                                207,000         207        531,900
Stock Issued for Product                                  31,740          32        950,323
Stock Issued in Exchange for Cash                        150,000         150        192,206
Options Issued Under Employment Agreements                                        1,124,850
Deferred Compensation Under Employment Options                                   (4,086,920)
Net Loss July 31, 1998                                                           (3,436,920)                    (2,586,718)
                                                    --------------    --------   -----------   ----------

  Balance July 31, 1998                               15,888,740  $   15,889                   $  (25,477)    $ (2,912,688)
                                                      ==========      ========                 ===========     ============
                                                                                                $
Stock Issued for Services                                 73,574          74      4,512,276
                                                                                  =========
Stock Issued for Product                                  34,226          34
Valuation Charge-Marketable Securities                                              316,797       (96,250)
Net Loss July 31, 1999                                                              110,051                     (2,220,485)
                                                     ------------      -------                  ----------    -------------

  Balance July 31, 1999                               15,996,540   $  15,997                    $(121,727)    $ (5,133,173)
                                                      ==========      ========   ----------     ===========  ==============

                                                                                 $4,939,124





                                       F-5
                 See Summary of Accounting Policies and Notes
                      to Consolidated Financial Statements.

                          NATURAL SOLUTIONS CORPORATION
                          (a development stage company)
                    (formerly known as ICE BAN AMERICA, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                            Year Ended July 31, 1999

Principles of Consolidation
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Ice Ban America, Inc., a Nevada corporation, Ice Ban, Inc., a New York corporation, and Roadbind America, Inc., a Nevada corporation and Ice Ban Holdings, Inc., a Florida corporation,. The Ice Ban, Inc. combination is accounted for as a pooling of interests. Roadbind America, Inc., Ice Ban America, Inc. and Ice Ban Holdings, Inc. were formed by the Company as wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. For further information see Note 5. The Investment in Unconsolidated Affiliate has been accounted for under the equity method.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash & Cash Equivalents
     For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Inventories
     Inventories consist of de-icing and road binding agents held for resale and are valued at average lower of cost (First in-First out) or market.

Property & Equipment
     Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, generally 10 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Revenue Recognition
     Sales are recognized when a product is delivered or shipped to the customer and all material conditions relating to the sale have been substantially performed.

Stock Based Compensation
     Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25 but has made the required SFAS 123 pro forma disclosures in accordance with SFAS 123.

Fair Value of Financial Instruments
     Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 1999. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, marketable securities, trade receivables, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company's notes payable is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the notes payable.

 Earnings Per Common Share
     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces the previous "primary" and "fully diluted" earnings per share with "basic" and "diluted" earnings per share. Unlike "primary" earnings per share that included the dilutive effects of options, warrants and convertible securities, "basic" earnings per share reflects the actual weighted average of shares issued and outstanding during the period. "Diluted" earnings per share are computed similarly to "fully diluted" earnings per share. In a loss year, the calculation for "basic" and "diluted" earnings per share is considered to be the same as the impact of potential common shares is antidilutive. Potential common shares include 1,620,000 options.

Income Taxes
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income tax is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Impairment of Long Lived Assets
     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long lived assets used in operations and goodwill when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the asset.

Recent Accounting Pronouncements
     Effective for periods beginning after December 15, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," ("SFAS 131"). SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating statements in interim financial statements issued to the public. The Company has not determined the impact the adoption of this new accounting standard will have on its future financial statements and disclosures.

                          NATURAL SOLUTIONS CORPORATION
                          (a development stage company)
                    (formerly known as ICE BAN AMERICA, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year Ended July 31, 1999


1. The Company (a Nevada corporation) was formed August 14, 1996 to exploit certain patents and rights to patents covered under a licensing agreement which will enable Ice Ban America, Inc. to market an agricultural co-product as a road de-icing and anti-icing product. The product will be marketed under the copyright protected trade name of ICE BAN R. The original licensing agreement covered all of the United States except for certain portions of New York State and Erie County Pennsylvania. Natural Solutions Corporation. is a "Development Stage" corporation. The Company is devoting substantially all its efforts to establishing a new business. Planned principal operations have not commenced.

2. Investment in Unconsolidated Affiliate:
In June, 1998 the Company purchased 100,000 shares of IBAC Corporation stock for $ 110,000. The investment amounts to less than 1% of the 13,755,000 outstanding shares of IBAC Corporation. Due to factors such as the commonality of several members of the Board of Directors and officers in each company and the substantial ownership of stock in each company by Mr. George Janke, as trustee, this investment has been accounted for under the equity method. Mr. George Janke is the former President and Chairman of the Board of Directors of Natural Solutions Corporation and current President and Chairman of the Board of IBAC Corporation. The current market value for IBAC's common stock approximates its carrying value at July 31, 1999. Natural Solutions Corporation's equity in the net loss of its investee for the year ended July 31, 1999 is considered immaterial.

3. Licensing Agreement & Note Payable:
Ice Ban USA, Inc., is a Florida corporation controlled by Mr. George Janke as its President & Chairman of the Board of Directors. Ice Ban USA acquired the sole rights to the use of certain patent rights relating to roadway de-icing & anti-icing products and their related compositions. On August 31, 1996, Ice Ban USA, Inc. granted the Company the use of those rights in an exclusive license agreement for covering substantially all of the United States except for Erie County, PA and New York State north of the 42nd parallel for consideration of $ 100,000. The agreement is for a term of 7 years followed by one year automatic renewals and is being amortized over the initial minimum term of 7 years. Mr. George Janke is the former President & Chairman of the Board of Directors of Natural Solutions Corporation. All rights to the excluded territory reverted to the Company upon the acquisition of Ice Ban, Inc. on July 29, 1997 (see note 5). The Company is also required to pay Ice Ban USA, Inc. fees (currently accrued at $ 38,228) based upon the following schedule:


    Period Covered                      Amount Payable Quarterly
----------------------------------------------------------------
    September 1, 1996- August 31, 1997  No Fee Due
    September 1, 1997- August 31, 1998  1% of Sales
    September 1, 1998 and Thereafter    2% of Sales but not to
                                        exceed $ 3/ton
                                        or be less than $ 2/ton
-----------------------------------------------------------------


On August 14, 1997 the Company issued 100,000 shares of its common stock (valued at $ 532,000) to Ice Ban, USA, Inc. to acquire additional rights to use certain other patents and secure a geographic marketing exclusivity agreement. The marketing agreement allows the Company to market the RoadbindTM product in the continental United States. This addition to the original licensing agreement of 1996 is being amortized over the 73 months which were remaining in the life of the original agreement at the date of the addition. Amortization expense for the years ended July 31, 1999 and 1998 was $102,721 and $102,721 respectively.

(Notes to Consolidated Financial Statements Cont'd)

4. Income Taxes:
The Corporation has approximately $ 5,133,173 in net operating loss carryovers available to reduce future income taxes. These carryovers may be utilized through the year 2013. The Company has adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carryforwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. A summary of the deferred tax asset presented on the accompanying balance sheet is as follows:


                                                               July 31, 1999    July 31, 1998
Federal Deferred Tax Asset Relating to Net Operating Losses    $  1,603,443     $   811,361
State Deferred Tax Asset Relating to Net Operating Losses           239,577         128,641
Less Valuation Allowance                                          1,843,020         722,396
                                                                  -----------    ----------

Total Deferred Tax Asset                                       $          0     $   217,606
                                                               ==============   ===========

5. Business Combination:

On July 29, 1997 the Company issued 1.3 million shares of its common stock to acquire 100% of the common stock of Ice Ban, Inc. Ice Ban, Inc. is a New York corporation engaged in the business of selling the Ice BanR product in upstate New York. The combination is accounted for as a pooling of interests and, accordingly, reflects the continuing accounting basis of the assets and liabilities of the acquired corporation. No accounting adjustments were required to achieve uniform accounting methods. A condensed balance sheet of each company as well as the operating results of the separate companies prior to the acquisition and combined results of operations is as follows:

                          Ice Ban                           Combined
                          America, Inc.     Ice Ban, Inc.   July 31, 1997
   Assets                  $  794,424        $  313,412     $   1,107,836
   Liabilities                166,551           214,335           380,886
   Shareholders' Equity       627,873            99,077           726,950

   Revenues                         0           500,048           500,048
   Income/(Loss)          (   365,054)           39,084        (  325,970)

6. Major Customers/Suppliers:

At July 31, 1999 and 1998 transactions with two or more suppliers and/or customers, in the aggregate, have accounted for 10% or more of purchases of inventory or services and/or sales and also account for 10% or more of the Company's accounts payable and accounts receivable at those dates as follows:

                     Amounts Purchased              Amounts Payable
               Supplier  Supplier  Supplier  Supplier  Supplier  Supplier
                  A         B        C         A         B          C
July 31, 1998   44.9%    12.6%     20.9%     17.7%     28.3%      7.1%
         1999   15.9%    15.3%     7.6%      18.5%     20.3%      0.6%

                        Amounts Sold                Amounts Receivable
               Customer  Customer  Customer  Customer  Customer  Customer
                  A         B        C         A         B          C
July 31, 1998  51.2%      9.7%      9.6%     37.4%     14.7%     7.4%
         1999  25.7%     11.9%     11.9%     56.7%     16.4%     1.7%

(Notes to Consolidated Financial Statements Cont'd)

On February 21, 1997 the Company entered into an agreement with Minnesota Corn Processors, Inc. (MCP) to purchase its Ice BanR product from MCP in exchange for issuing up to 1,170,000 (Approx. 7.3% of the current outstanding shares issued) shares of its common stock. The shares were to be issued over the 3 year term of the agreement under a formula based upon the relationship of corn value price per ton and the value of Natural Solutions Corporation stock on the day of shipment. As of July 31, 1999, 65,966 common shares have been issued under this agreement. In October 1999, in conjunction with the settlement of a lawsuit described in note 13, this agreement was terminated and replaced with a fixed price purchase agreement.

7. Notes Payable & Long Term Debt:

 Notes Payable to Related Parties consist of two notes payable to Ice Ban USA,
 Inc. bearing interest at 5.8% and 7%.                                          $ 257,000

 Three short term notes to unrelated individuals bearing interest at 6%-10%        47,000

 Secured   commercial  loan   guaranteed  by  an  officer,   director  &
 shareholder of the  Corporation  also requiring a compensating  balance held in savings for the
 full amount of the unpaid balance of the loan, bearing interest at 7%.            35,000
                                                                                ----------
 Total                                                                            339,000
 Less Current Portion                                                             206,967
                                                                                ----------
   Total                                                                        $ 132,033
                                                                                ==========

A Summary of contractual maturities in each of the following fiscal years ended July 31, is as follows:

Year Ended          Related
July 31:            Party Debt      Unrelated           Total
-----------          ----------     ------------        --------------
2000                $  124,967      $    82,000         $   206,967
2001                    64,144                0              64,144
2002                    21,339                0              21,339
2003                    22,604                0              22,604
Thereafter              23,946                0              23,946
                    ----------       ------------         ----------

  Totals            $  257,000      $    82,000         $   339,000
                    ==========         =========          ==========

The Company is in default on $47,000 of unrelated or third party debt.

   Subsequent to year end, the terms of repayment of amounts due to Ice Ban USA were modified to become payable when the Company, in its sole discretion, determines that it has achieved sufficient, reliable cash flow to satisfy the notes without jeopardizing the Company's ability to pay its budgeted expenditures.

8. Commitments:
The Company leases its three office locations, certain storage facilities and rail cars. Rent expense for the year ended July 31, 1999 and future minimum lease payments under these operating leases was and is as follows:


                                                   Minimum         Minimum          Minimum          Minimum
   Description       Expense          Expense      Payment Due     Payment Due      Payment Due      Payment Due
                   July 31, 1998   July 31, 1999   July 31, 2000   July 31, 2001    July 31, 2002    July 31, 2003
-----------------  --------------  -------------   -------------   -------------    -------------    --------------
Office Space       $       32,096  $     41,432     $     42,969   $     40,419   $      21,996     $         0
Storage Tanks             251,260       356,657          325,000        265,000         300,000               0
Rail Cars                  52,290        39,030           37,080         37,080           3,090               0
                      -----------    ----------      -----------      ---------     -----------    -------------

  Totals            $     335,646   $   437,119      $   405,049    $   342,499   $     325,086     $         0
                       ==========    ==========       ==========     ==========      ==========    =============

(Notes to Consolidated Financial Statements Cont'd)

In addition, the Company is also obligated under employment agreements, to provide minimum compensation to two principal officers in the annual amount of $ 121,000 in cash plus certain stock options as outlined in notes 9 & 11. The Company has recognized an aggregate of $ 85,000 and $686,000 in cash and option based compensation under these agreements for the fiscal years ended July 31, 1999 and 1998 respectively.

9. Stockholders' Equity:

Common Stock Offering:
  On March 31, 1997 the Company concluded two offerings of its common stock to the public at $.10 and $ 1.00 per share. 1,900,000 shares of its $ 0.001 par value common stock were issued. The Company received $ 1,000,000 as a result of these offerings. The offerings were exempt from S.E.C. registration under Rule 504 of Regulation D. Offering costs such as legal, accounting, registration fees and filing fees of $ 19,273 were applied against additional paid in capital and are treated as a reduction of the gross proceeds of the offerings.

Stock Issued for Product & Services:
  During 1999 and 1998, the Company issued an aggregate of 346,540 shares for professional services, consulting and purchases of its principal products. The value of these transactions is recorded at fair market value at the date of contract or delivery, or by a predetermined formula stipulated by the terms of underlying agreements. The following table summarizes these transactions


                                                              1999                    1998
                                                 -------------------------  ---------------------
                                                             Weighted                  Weighted
                                                             Average Value             Average Value
                                                   Shares    Per Share       Shares    Per Share
Shares Issued for Product                          34,226     $ 3.22         31,740    $ 6.06
Shares Issued for Professional Fees and Services   73,574     $ 4.31        207,000    $ 4.58
--------------------------------------------------------- -------------- ------------- -------------
  Total                                           107,800                   238,740
                                                  =======                   =======

For additional information see note 10.

Stock Based Compensation:
  Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25. APB 25 recognizes compensation expense for options granted to employees only when the market price of the stock exceeds the grant exercise price at the date of the grant. The amount reflected as compensation expense is measured as the difference between the exercise price and the market value at the date of the grant.

  SFAS 123 requires pro forma disclosures regarding net income and earnings per share as if the compensation expense had been determined in accordance with the fair value based method described in SFAS 123. The Company estimates the fair value of each stock option at the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions for grants issued in 1998 and 1999


      Dividend Yield                    None
      Expected Life                     2 Years
      Expected Volatility               68%
      Risk Free Interest Rate            6%

(Notes to Consolidated Financial Statements Cont'd)

  A Summary of employee and non employee options and warrants granted and exercised for each of the fiscal years ended July 31, 1999 and 1998 is presented below:

                                                               1998                   1999
                                                    --------------------------  ----------------------

                                                                 Weighted                 Weighted
                                                                 Average                  Average
                                                     Shares      Exercise Price Shares    Exercise Price
Balance at Beginning of Year                                  -  $      -       1,900,000 $      6.58
  Grants Made During Year:
    Employment Agreements                               900,000       0.90        570,000        1.05
    Other                                             1,000,000      11.70             -            -
  Less Options Exercised During Year                          0         -              -            -
  Less Options That Expired During Year                       0         -         850,000        6.26
                                                    ------------ ----------     -----------   --------
Amount of Options Outstanding at End of Fiscal Year   1,900,000  $   6.58       1,620,000    $   4.80
                                                    ===========   ========      =========    ==========

Options Exercisable at Year End                       1,100,000  $  10.64       1,170,000     $   5.96
--------------------------------------------------------------- ------------     ----------  -----------
Weighted Average Fair Value of Options Granted During Year                      $    5.16     $   0.74
--------------------------------------------------------------- -------------    ---------   -----------

Summary information for Options outstanding at July 31, 1999 is as follows:


                                       Options Outstanding                           Options Exercisable

                                        Weighted Average
Range of            Number Outstanding  Remaining           Weighted Average  Amount Exercisable  Weighted Average
Exercise Prices      at July 31, 1999   Contractual Life    Exercise Price    at July 31, 1999    Exercise Price
------------------- ------------------ ------------------ ------------------- ------------------ ----------------------
$ 0.00-$ 2.70       1,120,000          78 Months          $   1.26            670,000            $  0.89
$ 7.50-$15.00         500,000           4 Months          $  12.75            500,000            $ 12.75

Had compensation cost been determined on the fair market value at the grant date consistent with SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                       1999          1998

Net loss applicable to common shareholders-as reported $(2,220,485)  $ (2,586,718)
Net loss applicable to common shareholders-pro forma   $(2,714,047)  $ (2,714,445)
Basic loss per share-as reported                       $   (  0.14)  $  (   0.16)
Basic loss per share-pro forma                         $   (  0.17)  $  (   0.17)

10. Supplemental Cash Flow Information:

Selected non cash investing and financing activities are summarized as follows:

                                                                    1999        1998
Cash Paid for Interest                                        $     1,973         2,485
------------------------------------------------------------- ------------- ------------
Non Cash Equity Transactions:
 Issuance of Common Stock to Acquire Market & Patent Rights   $         0   $   532,000
 Issuance of Common Stock in Exchange for Product                 110,086       192,238
 Issuance of Common Stock in Exchange for Services                316,871       887,813
 Issuance of Common Stock For Other Purposes                            0        62,717
------------------------------------------------------------- ------------- ------------

11. Related Party Transactions:

Ice Ban USA, Inc. is a Florida corporation controlled by Mr. George Janke, as trustee. In consideration for obtaining the licensing agreement disclosed in note 3, and after having contributed $ 5,000 in cash, the Company issued 6.4 million shares to Mr. Warren Johnson, a former President and director of the Company and a former officer of Ice Ban USA, Inc., and 5.8 million shares to Mr. Janke, as trustee, for the benefit of certain members of his family.

(Notes to Consolidated Financial Statements Cont'd)

On July 29, 1997, the Company issued 1.3 million shares of its common stock to acquire 100% of the stock of Ice Ban, Inc. Mr. Jeff Johnson, a former officer & director of the Company, was also an officer, director & shareholder of Ice Ban, Inc. prior to the acquisition.

On August  20,  1996,  George  Janke and the  Company  entered  into a five year
Employment Agreement at an annual salary of $ 85,000 per year with cost of living increases. The Agreement also provides for up to 150,000 common shares to be issued on December 1 per year, for 5 years if certain performance goals are met. . On August 10, 1997, the 1996 agreement was superseded by a new agreement retroactive to January 1, 1997. The term and salary of the new agreement remain essentially the same as the old agreement but define the exercise dates and exercise prices of the options portion of the agreement. See note 9 for relevant data on employment related stock options issued under this agreement. Mr. Janke has waived all claims for option based compensation or salary through December 31, 1998 under this agreement.

On May 1, 1997, the Vice President of the Company and the Company entered into a three year Employment Agreement at an annual salary of $ 36,000 per year with cost of living increases. The Agreement also provides for additional compensation to be paid in the form of 100,000 shares of common stock to be issued on the Agreement anniversary date in each of the three years of the Agreement. See note 9 for relevant data on employment related stock options issued under this agreement. The Company has recognized an aggregate of $ 686,000 in cash and option based compensation under this agreement for the fiscal year ended July 31, 1998. In fiscal year 1999 the employment of the Vice President and this agreement were terminated by the Company. Such termination is the subject of a lawsuit disclosed on note 13.

In June, 1998 the Company purchased 100,000 shares of the common stock of IBAC Corporation (the Canadian licensee of Ice BanR products under an agreement with Ice Ban USA, Inc.) for $ 110,000. The investment amounts to less than 1% of the 13,755,000 outstanding shares of IBAC Corporation. There exists a commonality of members of the Board of Directors and officers in both Natural Solutions Corporation and IBAC Corporation as well as a substantial ownership of stock in each company by Mr. George Janke, as trustee.

During the fiscal year ended July 31, 1999 the Company made payments in both cash and stock to a law firm in which Robert E. Freer Jr., Esq. is a principal. Mr. Freer became a Director of the Company in April, 1998. Cash payments totaling $ 11,518 and 60,318 shares of common stock valued at $ 259,753 were paid directly to this firm for legal services performed and disbursements made on behalf of the Company. The Company owed approximately $ 79,020 in unpaid legal fees to Mr. Freer's law firm at July 31, 1999.

During the fiscal year ended July 31, 1998 the Company made payments in both cash and stock to either Robert E. Freer Jr., Esq., or to two law firms in which he was a principal. Mr. Freer became a Director of the Company in April, 1998. Cash payments totaling $ 185,901 and 35,000 shares of common stock valued at $ 139,344 were paid directly to these firms for legal services performed and disbursements made on behalf of the Company prior to his becoming a director. In addition 50,000 shares valued at $216,125 were issued directly to Mr. Freer, also before becoming a director. The Company owed approximately $ 87,000 in unpaid legal fees to Mr. Freer's current law firm at July 31, 1998.

12. Subsequent Events:
On August 11, 1999 the Company received proceeds of $ 750,000 upon the issuance of a convertible debenture. The debenture is due and payable on August 31, 2001 and bears interest at 10% per annum. Interest is payable semiannually and may be paid in cash or, at the election of the Company, in shares of its common stock valued at $ 0.75 per share. The debenture may be converted, at the option of the holder, into common shares of the Company at $ 0.75 per share at any time prior to maturity.

(Notes to Consolidated Financial Statements Cont'd)

As an inducement, the Company also granted the holder warrants to acquire up to 3,000,000 shares of its common stock at $0.75 per share. These options expire August, 2004. These options replace outstanding options on 500,000 shares at a weighted average exercise price of $ 12.75 that existed at July 31, 1999.

On October 29, 1999 the Company also sold 4,000,000 shares of its common stock for $1,000,000 in cash.


13. Contingencies and Legal Matters:

Employment Agreement
This lawsuit was filed by the former Vice President of the Company and seeks to enforce his original employment agreement of an annual salary of $ 36,000 and 300,000 shares of common stock over a three year period. The agreement calls for an arbitration proceeding that is currently at the initial scheduling conference stage. The Company intends to defend its dismissal of the employee for good cause. Management estimates the loss to be the 100,000 shares earned in the first year under the agreement but not yet issued. The financial statements reflect the future obligation to issue these shares.

Securities Fraud
This lawsuit seeks damages to certain shareholders for breach of various security regulations and laws due to alleged violations by the Company. The former shareholders of Ice Ban, Inc. claim of being defrauded in the receipt of their stock in the Company in exchange for selling their company, Ice Ban, Inc., to Natural Solutions Corporation. The Company has filed a counterclaim alleging, among other things, breach of fiduciary duty and violation of securities law. This case is scheduled for trial in January, 2000. Management is uncertain of the outcome of this case and, if unsuccessful, unable to estimate the amount or range of potential loss.

Fraudulent Misrepresentation
The selling shareholders of Ice Ban, Inc. seek to rescind the sale of that company to Natural Solutions Corporation in July of 1997. The suit alleges management misrepresentation surrounding the ownership of the Toth Patent. Management believes full and complete disclosure was made at the time of the acquisition and has filed motions to dismiss and for summary judgment. Management is uncertain of the outcome in this case but considers a successful defense likely.

Minnesota Corn Processors (MCP) sued the Company for fraudulent misrepresentation regarding the Toth Patent and sought to rescind the exclusivity in its agreement to supply the Company with steepwater used in the Company's "Ice Ban" product. The Company reached a settlement in October, 1999. In the settlement, the Company agreed to pay the $235,000 owed to MCP which is carried in accounts payable at July 31,1999. In addition the supply agreement was amended as discussed in note 6.

Sears Oil Company alleges fraudulent misrepresentation and inducement regarding the Toth Patent and seeks to rescind its distribution agreement for the New England region. Plaintiffs seek damages of $400,000 plus dissolution of a New York LLC in which both parties are principals. The Company has filed a motion alleging patent infringement by Sears Oil Company as well as a motion for failure to state a cause of action. No trial has been scheduled as of the date of the issuance of these financial statements. Management is uncertain of the outcome in this case nor unable to estimate the amount or range of potential loss.

14. Inventory:

The Company retained outside consultants to measure and test its inventory held in storage locations in New York and Florida. The results were delivered on December 3, 1999.

                                    PART III
Item 1. Index to Exhibits

2.1              Ice Ban Board of Directors Mtg. Nov. 13, 1997

3.(i).1          Articles of Incorporation  Ice Ban Aug. 14, 1996

3.(i).2          Articles of  Incorporation Tembind  (Roadbind)   Oct. 17, 1997

3.(i).3          Articles of  Incorporation Natural Solutions Corp.

3.(i).4          Ice Ban Articles of Inc. Amendment Nov. 11, 1998

3.(i).5          Amend. to Articles of Inc. for ICE BAN, INC. 12-02-98

3.(i).6          Amend. of Articles of Inc. ICE BAN 12-11-98

3.(ii).1         Ice Ban America By-Laws

3.(ii).2         Tembind  America  (Roadbind)  Bylaws

10.1             PLM Investment Management

10.2             First Addendum to Crystal Tree Lease July 10, 1997

10.3             Second  Addendum to Crystal Tree Lease Feb. 8, 1999

10.4             Tenant Estoppel Cert.  Crystal Tree March 30, 1999

10.5             Lease Agreement,  Medina NY Feb. 10, 1999

10.6             Office Lease Agreement-NY 6-1-97

10.7             Tembec & Ice Ban Dist Agreement

10.8             Addendum to Agreement between IBA and IBUSA

10.9             Agreement Mountain Products -- Ice Ban

10.10            Caloosa Shell Corp. Supply Agree

10.11            DEDERT- Rental 7-23-98

10.12            Elevage USA Corp

10.13            Lease IBA and Jeanne Whipple Realty

10.14            Na-Churs Plant Food Company

10.15            Roadway Solutions Inc. Sup Agree  4/19/99

10.16            RPR, Inc. 2/24/99

10.17            Steuben Co-Op terminal agree.9/16/99

10.18            Sweetners Plus

10.19            Transmatrix, Inc. Contract

10.20            Warehouse Lease

10.21            CSX Transportation Agreement 5/12/98

10.22            Crystal Tree Corporate Centre Lease 4/11/97

10.23            Employment Agreement IBA and George Janke dated 8/10/96

Item 2. Description of Exhibits




                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized


                                            Natural Solutions Corporation
                                            (Registrant)


Date: December 7, 1999                      By:/s/  Jim W. Foshee
                                            -------------------------------
                                            Jim W. Foshee, President


Date: December 7, 1999                      By:/s/  Ann M. Owen
                                            -----------------------------
                                            Ann M. Owen, Secretary